THE TOTAL NUMBER OF PAGES CONTAINED IN THIS DOCUMENT IS 86

02041529

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 AND
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of December 31 , 2001

SUPERMERCADOS UNIMARC S.A.

(UNIMARC SUPERMARKETS, INC.)

(Translation of registrant's name into English)

[type in address]
(Santiago de Chile, Santiago)

Indicate by check mark whether the registrant files or will file annual reportsunder cover of Form 20-F or Form 40-F

Form 20-F [X]   Form -40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3.2(b) under the Securities Exchange Act of 1934

Yes [ ]   No [X]

If " Yes " is marked, indicate below the file number assigned to the registrant in Connection with rule 12g3-2 (b) : 82------------

Total of Sequentially Numbered Pages 86

This report consists of an English translation of the original Spanish language version of a Chilean filing of a report on the Supermercados Unimarc S.A. financial Statements as of and for the nine months ended December 31, 2001, as filed with the Chilean Superintendency of Securities and Insurance

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Supermercados Unimarc S.A.

Date: Mayo__, 2002

By: **Alejandro Seymour Z.**
C.E.O

Document3

Rut	: 96621750-2
Period	:01-01-2001 to 31-12-2001
Figures shown in	: Thousand of Pesos
Type of Balance	: Sheet

DATE
PRINTING DATE: 01-04-02

ASSETS

2.00 FINANCIAL STATEMENTS
2.01 BALANCE SHEET

1.00.01.30 Type of Currency: Pesos
1.00.01.40 Type of Balance Sheet: Consolidated

1.01.04.00 R.U.T.
96621750-2

ASSETS		NOTE NUMBER	day month year from 01 01 2001 until 31 12 2001 PRESENT	day month year from 01 01 2000 until 31 12 2000 PREVIOUS
5.11.00.00	TOTAL CURRENT ASSETS		34.449.453	32.650.183
5.11.10.10	Available		1.010.235	984.936
5.11.10.20	Term deposits		2.014.667	
5.11.10.30	Negotiable securities (net)	4	680	679
5.11.10.40	Trade debtors (net)	5	1.439.580	3.458.100
5.11.10.50	Notes receivable (net)	5	3.626.535	4.664.276
5.11.10.60	Sundry debtors (net)	5	379.753	1.072.632
5.11.10.70	Related companies bills receivable and debtors	6	8.576.485	6.555.600
5.11.10.80	Inventories (net)	7	12.579.323	12.470.263
5.11.10.90	Recoverable taxes		1.440.136	1.660.832
5.11.20.10	Prepaid expenses	26	1.480.664	1.048.274
5.11.20.20	Deferred taxes		1.823.840	
5.11.20.30	Other current assets	9	77.555	734.591
5.11.20.40	Leasing contracts (net)			
5.11.20.50	Assets for leasing (net)			
5.12.00.00	TOTAL FIXED ASSETS	10	156.054.599	153.235.980
5.12.10.00	Land	10	47.600.080	58.212.482
5.12.20.00	Constructions and infrastructure works	10	64.957.091	57.719.131
5.12.30.00	Machinery and equipment	10	29.746.411	21.126.407
5.12.40.00	Other fixed assets	10	40.628.135	38.457.120
5.12.50.00	Higher value due to technical revaluation of fixed assets			
5.12.60.00	Depreciation (less)	10	26.877.118	22.279.160
5.13.00.00	OTHER ASSETS		20.739.696	21.984.526
5.13.10.10	Investments in related companies	11		
5.13.10.20	Investments in other companies			
5.13.10.30	Lower value of investments	12	17.340.215	18.194.485
5.13.10.40	Higher value of investments (less)	12	4.566	4.614
5.13.10.50	Long-term debtors	5	198.037	335.567
5.13.10.60	Long-term related companies bills receivable and debtors			
5.13.10.65	Long-term deferred taxes			
5.13.10.70	Intangible		11.041	10.071
5.13.10.80	Amortization (less)			
5.13.10.90	Other	13	3.194.969	3.449.017
5.13.20.10	Long -term leasing contracts (net)			
5.10.00.00	TOTAL ASSETS		211.243.748	207.870.689

Rut : 96621750-2
Period :01-01-2001 to 31-12-2001
Figures shown in : Thousand of Pesos
Type of Balance : Sheet

DATE
PRINTING DATE: 01-04-02

LIABILITIES

2.00 FINANCIAL STATEMENTS
2.01 BALANCE SHEET

1.01.04.00 R.U.T.
96621750-2

1.00.01.30 Type of Currency: Pesos
1.00.01.40 Type of Balance Sheet: Consolidated

LIABILITIES		NOTE NUMBER	day month year from 01 01 2001 until 31 12 2001 PRESENT	day month year from 01 01 2000 until 31 12 2000 PREVIOUS
5.21.00.00	TOTAL CURRENT LIABILITIES		65.728.241	62.442.971
5.21.10.10	Short-term bank and financial institutions obligations	14	27.769.217	26.589.328
5.21.10.20	Long-term-short-term portion bank and financial institutions obligations	14	2.600.231	1.524.450
5.21.10.30	Obligations with the public (Promisory notes)			
5.21.10.40	Obligations with the public-short-term portion (bonds)			
5.21.10.50	Long-term obligations with maturity within one year			
5.21.10.60	Payable dividends			
5.21.10.70	Accounts payable		26.362.229	26.194.757
5.21.10.80	Notes payable		1.257.745	2.173.514
5.21.10.90	Sundry creditors	27	3.039.181	2.128.609
5.21.20.10	Related companies notes and accounts payable	6	2.368.311	588.434
5.21.20.20	Provisions	16	898.196	1.581.089
5.21.20.30	Withholdings		746.402	303.616
5.21.20.40	Income tax		224.523	336.835
5.21.20.50	Income received in advance	17	462.206	709.720
5.21.20.60	Deferred taxes	8		308.463
5.21.20.70	Other current liabilities			4.156
5.22.00.00	TOTAL LONG-TERM LIABILITIES		37.889.300	38.625.824
5.22.10.00	Bank and financial institutions obligations	15	9.880.017	7.602.756
5.22.20.00	Long-term obligations with the public (bonds)			
5.22.30.00	Long-term notes payable		5.434.174	5.376.310
5.22.40.00	Long-term sundry creditors	27	2.154.522	2.468.271
5.22.50.00	Long-term related companies notes and accounts payable	6	17.392.584	17.340.062
5.22.60.00	Long-term provisions			
5.22.65.00	Long-term deferred taxes	8	23.674	515.524
5.22.70.00	Other long-term liabilities	17	3.004.329	5.322.901
5.23.00.00	MINORITY INTEREST	18	82.885	80.793
5.24.00.00	TOTAL EQUITY		107.543.322	106.721.101
5.24.10.00	Paid-in capital	19	54.246.581	54.246.581
5.24.20.00	Capital revaluation reserves	19		
5.24.30.00	Share premium	19	27.746.448	27.746.448
5.24.40.00	Other reserves	19	1.105.275	636.501
5.24.50.00	Retained earnings (addition of codes 5.24.51.00 to 5.24.56.00	19	24.445.018	24.091.571
5.24.51.00	Reserves for future dividends			
5.24.52.00	Retained earnings	19	24.059.527	23.984.025
5.24.53.00	Accumulated losses			
5.24.54.00	Profits (losses) of the period	19	385.491	107.546
5.24.55.00	Interim dividend			
5.24.56.00	Development period accumulated deficit			
5.20.00.00	TOTAL LIABILITIES		211.243.748	207.870.689

Rut : 96621750-2
Period :01-01-2001 to 31-12-2001
Figures shown in : Thousand of Pesos
Type of Balance : Sheet

DATE
PRINTING DATE: 01-04-02

INCOME STATEMENT

2.00 FINANCIAL STATEMENTS
2.01 BALANCE SHEET

1.00.01.30 Type of Currency: Pesos
1.00.01.40 Type of Balance Sheet: Consolidated

1.01.04.00 R.U.T.: 96621750-2

INCOME STATEMENT		NOTE NUMBER	day month year from 01 01 2001 until 31 12 2001 PRESENT	day month year from 01 01 2000 until 31 12 2000 PREVIOUS
5.31.11.00	OPERATING PROFIT OR LOSS		1.620.761	222.344
5.31.11.10	TRADING MARGIN		33.160.520	28.837.029
5.31.11.11	Trading income		143.634.747	163.934.641
5.31.11.12	Operating cost (less)		110.474.227	135.097.612
5.31.11.20	Administration and sales expenses (less)		31.539.759	28.614.685
5.31.12.00	NON-TRADING INCOME		-3.889.969	-1.173.247
5.31.12.10	Financial income		60.183	258.073
5.31.12.20	Related companies investments profits			
5.31.12.30	Other non-trading income	20	488.210	2.941.788
5.31.12.40	Related companies investments losses (less)		12.707	
5.31.12.50	Amortization lower value of the investment (less)	12	1.267.892	1.235.751
5.31.12.60	Financial expenses (less)		5.536.817	3.511.248
5.31.12.70	Other non-operating expenses (less)	20	384.606	476.996
5.31.12.80	Monetary correction	21	-510.751	-1.398.234
5.31.12.90	Exchange differences	22	3.274.411	2.249.121
5.31.10.00	PROFIT BEFORE INCOME TAX AND EXTRAORDINARY ITEMS		-2.269.208	-950.903
5.31.20.00	INCOME TAX		2.656.521	1.054.080
5.31.30.00	EXTRAORDINARY ITEMS			
5.31.40.00	PROFIT (LOSS) BEFORE DEDUCTION OF MINORITY INTEREST		387.313	103.177
5.31.50.00	MINORITY INTEREST		-1.875	4.321
5.31.00.00	NET PROFIT (LOSS)		385.438	107.498
5.32.00.00	Amortization of higher value of investments	12	53	48
5.30.00.00	PROFIT (LOSS) OF THE BUSINESS YEAR		385.491	107.546

Rut : 96621750-2
Period :01-01-2001 to 31-12-2001
Figures shown in : Thousand of Pesos
Type of Balance : Sheet

DATE
PRINTING DATE: 01-04-02

CASH FLOW STATEMENT - DIRECT

2.03 CASH FLOW STATEMENT

1.00.01.30 Type of Currency: Pesos
1.00.01.40 Type of Balance Sheet: Consolidated
5.03.01.00 Method of the State of Cash Flow:D

1.01.04.00 R.U.T.: 96621750-2

CASH FLOW STATEMENT - DIRECT		NOTE NUMBER	PRESENT day month year from 01 01 2001 until 31 12 2001	PREVIOUS day month year from 01 01 2000 until 31 12 2000
5.41.11.00	NET FLOW ORIGINATED BY ACTIVITIES OF THE OPERATION			5.365.549
5.41.11.10	Collection of trade debtors		182.253.119	199.268.816
5.41.11.20	financial income received		1.039.712	635.294
5.41.11.30	Dividends and other distributions received			
5.41.11.40	Other income received		5.437.517	1.358.608
5.41.11.50	Payments to suppliers and personnel (less)		174.831.432	189.602.641
5.41.11.60	Paid interest (less)		4.751.947	3.515.632
5.41.11.70	Paid income tax (less)		42.219	82.906
5.41.11.80	Other paid expenses (less)		1.192.528	661.002
5.41.11.90.	Paid Value Added Tax and other similar (less)		1.523.081	2.034.988
5.41.12.00	NET FLOW ORIGINATED BY FINANCING ACTIVITIES		-2.906.910	7.905.958
5.41.12.05	Placement of cash shares			184
5.41.12.10	Loans obtention		36.018.373	
5.41.12.15	Obligations with the public			
5.41.12.20	Loans verified by documentary evidence with related companies			
5.41.12.25	Obtention of other loans of related companies			17.421.572
5.41.12.30	Other sources of financing			
5.41.12.35	Payment of Dividends (less)		31.920	2.195.572
5.41.12.40	Distribution of capital (less)			
5.41.12.45	Payment of loans (less)		32.871.644	7.321.126
5.41.12.50	Payment of obligations with the public (less)			
5.41.12.55	Payment of loans verified by document. evidence of related Co. (less)		6.021.719	
5.41.12.60	Payment of other loans of related companies (less)			
5.41.12.65	Payment of expenses due to issuance and placing of shares (less)			
5.41.12.70	Payment of expenses due to issuance and placing of oblig. With public (less)			
5.41.12.75	Other disbursement due to financing (less)			
5.41.13.00	NET FLOW O RIGINATED BY INVESTMENT ACTIVITIES		-1.518.725	-16.063.725
5.41.13.05	Sale of Fixed Assets		14.808.183	13.950.494
5.41.13.10	Sale of permanent investments		318.104	
5.41.13.15	Sale of other investments			92.544
5.41.13.20	Collection of loans verified by documentary evidence of related Co.			
5.41.13.25	Collection of other loans to related companies			
5.41.13.30	Other investment income			
5.41.13.35	Addition of fixed assets (less)		16.573.224	30.106.763
5.41.13.40	Payment of capitalized intersts (less)			
5.41.13.45	Permanent investments (less)		52	
5.41.13.50	Investments on financial instruments (less)			
5.41.13.55	Loans verified by documentary evidence to related companies (less)			
5.41.13.60	Other loans to related companies (less)			
5.41.13.65	Other investment disbursements (less)		71.736	
5.41.10.00	TOTAL NET FLOW OF THE PERIOD		1.963.506	-2.793.118
5.41.20.00	EFFECT OF THE INFLATION OVER THE CASH AND CASH EQUIVALENT		76.460	-8.246
5.41.00.00	CASH AND CASH EQUIVALENT NET VARIATION		2.039.966	-2.801.364
5.42.00.00	CASH AND CASH EQUIVALENT OPENING BALANCE		984.936	3.786.300
5.40.00.00	CASH AND CASH EQUIVALENT CLOSING BALANCE		3.024.902	984.936

Rut : 96621750-2
Period :01-01-2001 to 31-12-2001
Figures shown in : Thousand of Pesos
Type of Balance : Sheet

DATE
PRINTING DATE: 01-04-02

FLOW RECONCILIATION - RESULT

RECONCILIATION BETWEEN THE NET FLOW ORIGINATED BY ACTIVITIES OF THE OPERATION AND THE RESULTS OF THE PERIOD

1.00.01.30 Type of Currency: Pesos
1.00.01.40 Type of Balance Sheet: Consolidated

1.01.04.00 R.U.T. 96621750-2

CASH FLOW STATEMENT - DIRECT		NOTE NUMBER	day month year from 01 01 2001 until 31 12 2001 PRESENT	day month year from 01 01 2000 until 31 12 2000 PREVIOUS
5.50.10.00	Profits (Loss) of the period		385.491	107.546
5.50.20.00	Profit or loss from disposal of assets		-5.334	-2.346.961
5.50.20.10	(Profits) Loss from disposal of fixed assets		-10.857	-2.346.961
5.50.20.20	Profits on investments sale (less)			
5.50.20.30	Loss on investments sale			
5.50.20.40	(Profits) Loss on other assets sale		5.523	
5.50.30.00	Charges (credits)to profit or loss which do not represent cash flow		2.828.580	5.200.229
5.50.30.05	Depreciation of the period		5.625.415	5.223.295
5.50.30.10	Amortization of intangible			
5.50.30.15	Penalties and provisions		-1.684.952	-144.474
5.50.30.20	Profits accrued from Related Companies investments (less)			
5.50.30.25	Loss accrued on investments in related companies		12.707	
5.50.30.30	Amortization of lower value of investments		1.267.892	1.235.751
5.50.30.35	Amortization of higher value of investments (less)		53	48
5.50.30.40	Net monetary correction		-2.763.660	-850.887
5.50.30.45	Net exchange gains/losses			
5.50.30.50	Other credits to profit or loss which do not represent cash flow (less)		147.266	263.408
5.50.30.55	Other charges to results which do not represent cash flow		518.497	
5.50.40.00	Variation of Assets that do affect cash flow (increases)decreases		5.056.283	8.601
5.50.40.10	Trade debtors		2.903.732	-1.876.746
5.50.40.20	Inventories		-188.520	970.178
5.50.40.30	Other assets		2.341.071	915.169
5.50.50.00	Liabilities variations that do affect cash flow increases (diminishes)		-1.877.754	2.400.454
5.50.50.10	Accounts payable related to operating results		-71.118	1.683.685
5.50.50.20	Payable interest			
5.50.50.30	Payable income tax (net)		-336.078	342.330
5.50.50.40	Other accounts payable related with non-trading income		-2.674.059	1.652.524
5.50.50.50	Payable V.A.T. And other similar (net)		1.203.501	-1.278.085
5.50.60.00	Minoritary Interst Profits (Loss)		1.875	-4.320
5.50.00.00	NET FLOW ORIGINATED BY ACTIVITIES OF THE OPERATION		6.389.141	5.365.549

01. REGISTRATION IN THE SECURITIES REGISTER

On April 12th, 1993, the Superintendency of Securities and Insurance registered the company Supermercados Unimarc S.A. in the securities register, page N°447. In this way the company remains subjected to the control of this Superintendency.

02. APPLIED ACCOUNTING PRINCIPLES

(a) Accounting Period

The financial statements of the Parent Company and its subsidiaries correspond to the twelve months period between January 01 and December 31st, 2001and 2000.

(b) Bases of Preparation

These consolidated financial statements have been prepared according to the accounting principles generally accepted by the Association of Chilean Accountants. It also takes into account the regulations and directions instructed by the Superintendency of Securities and Insurance. If any discrepancy appears, the regulations instructed by the Superintendency of Securities and Insurance will have supremacy over the former ones.

c) Bases of Presentation

For comparative purposes, the financial statements at December 31st, 2000 are shown updated according to the variation in the official Consumer Price Index in a 3,1 %. Additionally, for an appropriate comparison, some figures of such financial statements have been reclassified, as in the case of the Income Statement, regarding exchange variations by a net amount of M$2.249.121.- This amount appeared monetary correction account.

d) Bases of Consolidation

In these consolidated financial statements the assets, liabilities, profit or loss and cash flow of the Parent Company and its subsidiaries are included. Besides, the balances, the inter-company transactions and their effects over profits or loss have been eliminated and the participation of the minority shareholders has been acknowledged.

(e) Price-level restatement

These financial statements are shown corrected of the inflationary effects, so the regulations about monetary correction were applied according to the generally accepted accounting principles in Chile. For this purpose, the non-monetary assets and liabilities, the equity and the profit and loss accounts are shown in corrected currency at June 30th, 2001. Estimations were done using the consumer price index informed by the National Institute of Statistics, which figures were 3,1% and 4,7% for the years ended on December 31st, 2001 and 2000, respectively. Besides, the monetary assets and liabilities that have been determined in U.F. (Indexed Unit) or foreign currency have been updated at the closing rate of exchange of each accounting period. The result of this process is included in the profits or loss of the accounting period and its breakdown is shown in note 21.

f) Foundations of Conversion

The assets and liabilities in foreign currency and readjustment units, existing at December 31st, 2001 and 2000 are shown valued in national currency, according to the following rates of exchange in force at the end of each accounting period.

	2001	2000
	(Chilean pesos)	
Indexed Unit (U.F.)	16.262,66	15.769,92
US Dollar	654,79	573,65
Peso of Argentina		

(g) Negotiable Securities

The negotiable securities are shown at the lower value determined by the comparison between the cost corrected through price-level restatement and its stock value.

(h) Inventories

Due to its high turnover, the inventories of products to be sold in the supermarkets are shown valued at their average cost of purchase. The amounts estimated in such a way do not exceed the corresponding net realizable value.

The inventories of frozen products coming from the Interagro Comercio y Ganado S.A. subsidiary are shown at their direct cost of production, which do not exceed the market value at the end of each period.

(i) Estimation of bad debts

With the purpose to cover potential bad debts accounts receivable, the companies have set a provision over all those balances assessed as unrecoverable. At December 31st, 2001 and 2000, the provisions for the notes receivable item has been determined on the total amounts of M$240.016 and M$205.256, respectively.

(j) Fixed Assets

The fixed asset is shown at its cost of purchase, corrected through price level restatement.
The financial costs attributable to the construction of the fixed asset are part of the fixed asset value.

(k) Fixed Assets depreciation

Depreciation has been calculated by the straight line method, considering the years of useful life estimated for the different groups of goods and items of property, according to the following:

Buildings:	:	60 years
Machinery and equipment	:	from 3 to 20 years
Furniture, materials and facilities:		10 years

(l) Assets in leasing

The assets in leasing are shown under the other assets item, according to their current value, considering the specific conditions of each contract. The Company is not the legal owner of such goods and items of property therefore, whereas the purchase option is not performed, the Company cannot freely dispose of these assets.

(m) Investments in Related Companies

At December 31st, 2001 and 2000, the investments kept in foreign subsidiaries were valued according to the provisions indicated in the Technical Bulletin N° 64 of the Association of Chilean Accountants, regarding valuation of foreign investments, considering its valuation as a subsidiary controlled in the currency of origin. The translation difference when comparing the investment adjusted by the domestic inflation, with the participation of the investors over the equity of the subsidiary, translated to the closing rate of exchange, is shown in the equity under the Other Reserves item.

The investments done in local related companies are shown valued according to the method of the proportionate share in net worth of the investment, recognizing in the results the proportional profit or loss accrued by the issuing company.

As from year 1998, and according to the provisions indicated in the form letter N°1358 issued by the Superintendency of Securities and Insurance, the lower and higher values generated by the acquisition of new investments are amortized in a term of 20 years.

(n) Deferred and Income Taxes

The income tax is entered in the books based on the net income after tax and the amount taxable, determined according to the regulations set forth under the Income Tax Law.

Deferred taxes are acknowledged according to the provisions indicated in the Technical Bulletin N°60 of the Association of Chilean Accountants and to the form letter N° 1466 issued by the Superintendency of Securities and Insurance.

The Parent company acknowledges assets and liabilities due to deferred taxes that consider the future appraisal of the tax effects attributable to differences between the book values of assets and liabilities and their tax values. Likewise, the Company acknowledges an asset due to deferred taxes of the future tax credit of tax losses. The calculation of the assets and liabilities due to deferred taxes has been based on the tax rate, which according to the in force tax legislation, should be applied in the year when the assets and liabilities due to deferred taxes are going to be realized or settled. The future effects of the changes in the tax legislation or in the tax rates are acknowledged in the deferred taxes as from the date when the Law that approves such changes is published. The total amount of the assets due to deferred taxes is reduced, if it is necessary, by the total sum of any tax credit which based on the available evidence, the expectations indicate it will not be realized.

(o) Trading income

The Company's income is formed by the sale of consumer goods and services, which are entered at their net value of the taxes that impose a tax on them.

(p) Cash Flow Statement

The cash flow statement included herewith has been prepared according to the direct method. All those short-term investments done as part of the normal administration of the cash surplus have been considered as cash and cash equivalent.

All those transactions related to its line of business, namely, the purchase, sale, and handling of items to be dealt at supermarkets have been classified as activities of the operation.

02. APPLIED ACOUNTING PRINCIPLES

Companies included in the consolidation

RUT	Company Name	Percentage of participation			
		31-12-2001			31-12-2000
		Direct	Indirect	Total	Total
79960220-2	Compañía Comercializadora Nacional Ltda.	9,0000	91,0000	100,0000	100,0000
88486800-9	Interagro, Comercio y Ganado S.A.	0,0000	100,0000	100,0000	100,0000
86360500-8	Administradora de Supermercado S.A.	0,0000	99,9360	99,9360	99,9360
88461600-K	Adm. de Inv. y Supermercado Unimarc S.A.	0,0000	100,0000	100,0000	100,0000
87678200-6	Comercial Supermercado Santiago S.A.	0,0000	99,0000	99,0000	99,0000
96629940-1	Transporte Santa Maria S.A.	0,0000	98,0000	98,0000	98,0000
87678100-K	Comercial Supermercado Viña del Mar S.A.	0,0000	100,0000	100,0000	100,0000
87678300-2	Comercial Supermercado Rancagua S.A.	0,0000	100,0000	100,0000	100,0000
79785340-2	Supermercado Hipermarc S.A.	0,0000	99,9990	99,9990	99,9990
79785340-2	Unimarc Organización y Servicios S.A.	99,9549	0,0000	99,9549	99,9549
96757830-4	Administradora y Servicios Talcahuano S.A.	0,0000	100,0000	100,0000	100,0000
96800910-9	Publicidad y Promociones Unimarc S.A.	0,0000	100,0000	100,0000	100,0000
96799480-4	Administradora de Servicios Unimarc S.A.	0,0000	100,0000	100,0000	100,0000
96799180-5	Inmobiliaria de Supermercados S.A.	0,0000	99,9990	99,9990	99,9990
96825920-2	Administradora y Servicios Temuco S.A.	0,0000	100,0000	100,0000	100,0000
96833720-3	Administradora y Servicios Chillan S.A.	0,0000	100,0000	100,0000	100,0000
96833710-6	Administradora y Servicios de Vigilancia S.A	0,0000	100,0000	100,0000	100,0000
96836500-2	Administradora y Serv. Las Tranqueras S.A.	0,0000	100,0000	100,0000	100,0000
96836520-7	Administradora y Servicios Cordillera S.A.	0,0000	100,0000	100,0000	100,0000
96836510-K	Administradora y Servicios Machali S.A	0,0000	100,0000	100,0000	100,0000
94146000-3	Comercial Las Dalias S.A.	0,0000	0,0000	0,0000	100,0000
96785510-3	Inmobiliaria y Constructora S.A.	0,0000	51,0800	51,0800	51,0800
96879010-2	Administradora y Servicios Rancagua S.A.	0,0000	100,0000	100,0000	100,0000
96879030-7	Administradora y Serv. Viña del Mar S.A.	0,0000	100,0000	100,0000	100,0000
96879090-0	Adm. y Serv. Santiago Part Time S.A.	0,0000	100,0000	100,0000	100,0000
96879060-9	Administradora y Servicios Macul S.A.	0,0000	100,0000	100,0000	100,0000
96879080-3	Adm. de Supermercado Unimarc S.A.	0,0000	100,0000	100,0000	100,0000
96879040-4	Administradora y Servicios Curico S.A.	0,0000	100,0000	100,0000	100,0000
96879050-1	Administradora y Servicios Concepcion S.A.	0,0000	100,0000	100,0000	100,0000
96879000-5	Administradora y Servicios Maipu S.A.	0,0000	100,0000	100,0000	100,0000
96879070-6	Adm. Y Servicios Part Time Providencia S.A.	0,0000	100,0000	100,0000	100,0000
96836500-2	Adminstradora Las Tranqueras S.A.	0,0000	100,0000	100,0000	100,0000
88627400-9	Unimarc Abastecimientos S.A.	0,3300	99,6700	100,0000	100,0000
96898500-0	Servicio Unimarc S.A.	0,0000	100,0000	100,0000	0,0000
96879020-K	Administradora y Servicios Oriente S.A.	0,0000	100,0000	100,0000	100,0000
96898490-K	Adm. Unimarc S.A.	0,0000	100,0000	100,0000	0,0000
96798240-7	Adm. Unimarc Sur S.A.	0,0000	100,0000	100,0000	0,0000
96797780-2	Servicios Unimarc Sur S.A.	0,0000	100,0000	100,0000	0,0000
96913160-9	Servicios Generales S.A.	0,0000	100,0000	100,0000	0,0000

03. ACCOUNTING CHANGES

(3) Accounting Changes

Compared to the previous period, no changes were made in the application of accounting principles, during the years 2001 and 2000.

04. NEGOTIABLE SECURITIES

Securities traded at the Stock Exchange and others considered of temporary character have been included under this item, according to the following:

04. NEGOTIABLE SECURITIES
Structure of the Balance

INSTRUMENTS	BOOK VALUE	
	31-12-2001	31-12-2000
Shares	680	679
Bonds	0	0
Share of mutual funds	0	0
Share of investment funds	0	0
Promissory Notes of public offer	0	0
Mortgage bill of exchange	0	0
Total Negotiable Securities	**680**	**679**

04. NEGOTIABLE SECURITIES
Shares

RUT	COMPANY NAME	NUMBER OF SHARES	% OF SHARE	MARKET VALUE PER UNIT	MARKET VALUE OF INVESTMENT	CORRECTED COST
96524320-8	Chilectra Metropolitana S.A.	1.335	0,0000	2.200	2.937	680

Value of Investment Portfolio	0	0
Readjustment Provision		0
Book Value of Investment Portfolio		680

05. SHORT AND LONG-TERM DEBTORS
Short and Long-term Debtors

ITEM	CIRCULATING							LONG TERM	
	Up to 90 days		More than 90 Until 1 year		Subtotal	Total Circulating (net)			
	31-12-2001	31-12-2000	31-12-2001	31-12-2000		31-12-2001	31-12-2000	31-12-2001	31-12-2000
Trade Debtors	1.439.580	1.299.594	0	2.158.506	1.439.580	1.439.580	3.458.100	0	0
Estimation of bad debts	0	0	0	0	0	0	0	0	0
Notes receivable	3.866.551	3.772.748	0	891.528	3.866.551	3.626.535	4.664.276	198.037	335.567
Estimation of bad debts	0	0	0	0	240.016	0	0	0	0
Sundry debtors	379.753	1.072.632	0	0	379.753	379.753	1.072.632	0	0
Estimation of bad debts	0	0	0	0	0	0	0	0	0

Total Long-Term Debtors	**198.037**	**335.567**

06. Balances and Transactions with related companies

Balances, transactions and effects on results with related companies under the following conditions are shown in this item:

1) Balances presented in the short term are collected or paid cash, whatever it corresponds.
2) The current accounts between related companies do not generate interest collection or payment, except if it has been agreed by the parties (private contract).
3) The current account balances with related companies that do not consolidate in the Supermercados Unimarc S.A. holding are entered in U.F., so this is the readjusting method.

The breakdown per amount is the following:

06. Balances and Transactions with related entities
Bills receivable and debtors

RUT	COMPANY	SHORT-TERM		LONG -TERM	
		31-12-2001	31-12-2000	31-12-2001	31-12-2000
98000900-9	AFP Planvital S.A.	0	820	0	0
85541600-4	Inversiones Errazuriz Ltda.	8.572.295	4.815.238	0	0
94510000-1	Renta Nacional Cia. Seg. Grales. S.A.	4.190	0	0	0
96621750-2	Cidef Argentina S.A.	0	1.739.542	0	0
TOTALS		**8.576.485**	**6.555.600**	**0**	**0**

06. Balances and Transactions with related entities
Notes and Accounts Payable

RUT	COMPANY	SHORT-TERM		LONG -TERM	
		31-12-2001	31-12-2000	31-12-2001	31-12-2000
88541600-4	Inversiones Errazuriz Ltda.	0	0	328.972	0
96704480-6	Automotriz Proton S.A.	39.361	41.798	0	0
96623740-6	Inversiones Errazuriz Trading S.A.	0	66.375	0	0
94716000-1	Rta. Nac. Cia. Seg. De Vida S.A.	57.564	380.745	17.063.612	17.340.062
96621750-2	Unitrade Interamericana	110.176	99.516	0	0
96621750-2	Cidef Argentina S.A.	1.589.068	0	0	0
88163300-0	Inversiones Culenar	29.523	0	0	0
96621750-2	Puerta Grande	2.619	0	0	0
79809460-2	Inmobiliaria y Const. Nacional S.A.	540.000	0	0	0
TOTALS		**2.368.311**	**588.434**	**17.392.584**	**17.340.062**

06. Balances and Transactions with related entities
Transactions

COMPANY	RUT	NATURE OF RELATIONSHIP	DESCRIPTION OF THE TRANSACTION	31-12-2001		31-12-2000	
				AMOUNT	EFFECT ON RESULTS (CHARGES/ CREDITS)	AMOUNT	EFFECT ON RESULTS (CHARGES/CR EDITS
INVERSIONES ERRAZURIZ LTDA.	88.541.600-4	SHAREHOLDER	CURRENT ACCOUNTS RECEIVABLE S/T	8.949.139	171.396	20.636.262	373.645
COM. CIDEF S.A.	96.622.770-2	COMMON ADM.	CURRENT ACCOUNTS RECEIVABLE S/T			2.206.179	49.770
SOC. DE INV. FINANCIERAS LTDA.	79.902.880-8	COMMON ADM.	CURRENT ACCOUNTS RECEIVABLE S/T	49.462.083		49.775.550	
INCONAC S.A.	79.809.460-2	COMMON ADM.	CURRENT ACCOUNTS RECEIVABLE S/T	109.887	455	43.345	262
GAFONAC S.A.	96.591.240-1	COMMON ADM.	CURRENT ACCOUNTS RECEIVABLE S/T			298.993	
GAFONAC LTDA.	78.776.710-9	COMMON ADM.	CURRENT ACCOUNTS RECEIVABLE S/T	1.687.922		456.056	
SALMONES Y PESQ. NACIONAL S.A.	96.850.700-1	COMMON ADM.	CURRENT ACCOUNTS RECEIVABLE S/T	825.815	7	26.947	259
COMINOR ING. Y PROYECTO S.A.	79.798.670-4	COMMON ADM.	CURRENT ACCOUNTS RECEIVABLE S/T	702.120	2.120	14.689	
ING. Y COMPUTACION INCOM S.A.	86.344.500-0	COMMON ADM.	TRADE DEBTORS	3.776	3.200		
GAFONAC LTDA.	78.776.710-9	COMMON ADM.	TRADE DEBTORS	455.802	377.798		
CORP. DE INV. FINANC.	96.923.970-1	COMMON ADM.	TRADE DEBTORS	833.451	706.314		
CIDEF. S.A.	96.622.770-2	COMMON ADM.	TRADE DEBTORS	94.835	80.369		
GAFONAC S.A.	96.591.240-1	COMMON ADM.	CURRENT ACCOUNTS PAYABLE S/T	75.143		854.282	2.957
GAFONAC LTDA.	78.776.710-9	COMMON ADM.	CURRENT ACCOUNTS PAYABLE S/T	642.634		1.129.576	7.773
INVERSIONES IRRAZURIZ LTDA.	88.541.600-4	COMMON ADM.	CURRENT ACCOUNTS PAYABLE S/T	3.488.780		30.185.482	
SOC. DE INV. FINANCIERAS LTDA.	79.902.880-8	COMMON ADM.	CURRENT ACCOUNTS PAYABLE S/T	50.080.921	15.247	50.843.665	
RTA. NAC. CIA. DE SEG. VIDA S.A.	94.716.000-1	SHAREHOLDER	CURRENT ACCOUNTS PAYABLE S/T	419.359		7.588	
GAFONAC S.A.	96.591.240-1	COMMON ADM.	PAYABLE INVOICES			515.260	436.661
GAFONAC LTDA.	78.776.710-9	COMMON ADM.	PAYABLE INVOICES	869.797	737.116	2.647.432	2.243.586
MERCANTIL CIDEF S.A.	96.680.010-0	COMMON ADM.	PAYABLE INVOICES	662.252	561.231	40.034	33.927
CORP. DE INV. Y DES. FINANCIERO	96.923.970-1	COMMON ADM.	CURRENT ACCOUNTS PAYABLE S/T	3.511.483			
FRUTICOLA NACIONAL S.A.	79.804.350-1	COMMON ADM.	TRADE DEBTORS	101.290	85.839	18.929	16.042
COMERCIAL QUIPAC S.A.	86.306.300-0	COMMON ADM.	CURRENT ACCOUNTS PAYABLE S/T	283.140			
CORP. DE INV. Y DES. FINANCIERO	96.923.970-1	COMMON ADM.	CURRENT ACCOUNTS PAYABLE S/T	103.991			
CIDEF S.A.	96.622.770-2	COMMON ADM.	CURRENT ACCOUNTS PAYABLE S/T	34.283	1.008		
INMOB. Y CONST. NACIONAL S.A.	79.809.460-2	COMMON ADM.	CURRENT ACCOUNTS PAYABLE S/T	570.000	82.816		
COMERCIAL MAULE S.A.	79.780.600-5	COMMON ADM.	PAYABLE INVOICES	108.528	91.973		
SOC. CONT. COSAYACH 1 REG	96.630.310-7	COMMON ADM.	PAYABLE INVOICES	75.296	63.810		
CORP. DE INV. Y ES. FINANCIERO CIDEF S.A.	96.923.970-1	COMMON ADM.	PAYABLE INVOICES	677.842	574.442		
RENTA NACIONAL SEG. VIDA S.A.	94.716.000-1	COMMON ADM.	CURRENT ACCOUNTS RECEIVABLE S/T	361.538			
ING. Y COMPUTACION INCOM S.A.	86.344.500-0	COMMON ADM.	CURRENT ACCOUNTS RECEIVABLE S/T	28.005	3.109	22.326	
AGRICOLA PAREDONES S.A.	96.630.320-4	COMMON ADM.	CURRENT ACCOUNTS RECEIVABLE S/T	982.200			
CIDEF ARGENTINA S.A.	96.621.750-2	COMMON ADM.	CURRENT ACCOUNTS PAYABLE S/T	1.589.067			
FACTORING CONTADO	96.751.300-8	COMMON ADM.	CURRENT ACCOUNTS PAYABLE S/T	322.378			
UNITRADE INTERAMERICANA	96.621.750-2	COMMON ADM.	CURRENT ACCOUNTS PAYABLE S/T	110.176			
FRUTICOLA NACIONAL S.A.	79.804.350-1	COMMON ADM.	CURRENT ACCOUNTS PAYABLE S/T	382.012		79.767	
SALMONES Y PESQ. NACIONAL S.A.	96.850.700-1	COMMON ADM.	PAYABLE INVOICES	1.648.153	1.396.740		
SALMONES Y PESQ. NACIONAL S.A.	96.850.700-1	COMMON ADM.	TRADE DEBTORS	1.656.785	1.404.055	29.378	24.897

07. Inventories

At December 31st, 2001 and 2000, the structure of the inventories item is the following:

Items	2001 M$	2000 M$
Goods to be sold	12.158.993	11.487.060
In transit imports	420.330	983.203
Total	**12.579.323**	**12.470.263**

08. Income and Deferred Taxes
Deferred Taxes

ITEMS	31-12-2001				31-12-2000			
	ASSETS DEFERRED TAX		LIABILITIES DEFERRED TAX		ASSETS DEFERRED TAX		LIABILITIES DEFERRED TAX	
	SHORT-TERM	LONG-TERM	SHORT-TERM	LONG-TERM	SHORT-TERM	LONG-TERM	SHORT-TERM	LONG-TERM
TEMPORAL DIFFERENCES								
Provision for bad debts	5.451	21.802	0	0	6.158	24.631	0	0
Deferred income	0	0	0	0	588	2.350	0	0
Holidays provisions	52.087	0	0	0	36.578	246	0	0
Intangibles amortization	0	0	0	0	0	0	0	0
Assets in leasing	27.343	109.372	0	0	26.556	106.225	0	0
Manufacturing expenses	0	0	0	0	0	0	0	0
Fixed Assets Depreciation	0	0	362.605	1.521.108	0	0	330.895	1.359.519
Severance pay based on years of service	0	0	0	0	453	1.812	0	0
Other events	24.555	2.280	0	0	30.050	0	0	0
Tax losses of the period	0	1.111.259	0	0	0	0	0	0
Accumulated tax losses	0	0	0	0	0	444.064	0	0
Profit from Leaseback difference	9.699	252.721	0	0	11.028	264.667	0	0
Prepaid Expenses	0	0	148.702	0	0	0	88.979	0
Deferred Net Taxes	0	0	0	0	0	0	0	0
Exchange rate Differences	2.216.012	0	0	0	0	0	0	0
OTHER								
Related Accounts-net of amortization	0	0	0	0	0	0	0	0
Valuation provision	0	0	0	0	0	0	0	0
TOTALS	2.335.147	1.497.434	511.307	1.521.108	111.411	843.995	419.874	1.359.519

08. Income and Deferred Taxes
Income Tax

Items	31-12-2001	31-12-2000
Current tax expenses (tax provision)	0	0
Tax expenses adjustment (previous business year)	0	0
Effect by assets or liabilities due to deferred tax of period	2.656.521	1.054.080
Tax benefits due to tax losses	0	0
Effect due to amortiz. Of related acc. of deferred assets and liabilities	0	0
Effect on assets or liabilities due to deferred taxes due to changes in the valuation provision	0	0
Other charges or credits in the account	0	0
Total	**2.656.521**	**1.054.080**

09. Other Current Assets

Other Current Assets

At December 31st, 2001 and 2000, the following concepts are shown under this item:

Items	2001	2000
	M$	M$
Repurchase agreement with Corp. Corr. de Bolsa S.A (Stock broker)	.0	678.044
Customs duties	6.531	21.915
Other	71.024	34.632
Total	**77.555**	**734.591**

10. Fixed Assets

At December 31st, 2001 and 2000, within the fixed assets the following balances are included. Its information is the following:

Fixed Assets

ITEMS	2001 M$			2000 M$		
	Fixed Assets	Accumulated Depreciation	Total Fixed Assets	Fixed Assets	Accumulated Depreciation	Total Fixed Assets
Land	47.600.080	0	47.600.080	58.212.482	0	58.212.482
Construction and infrastructure works	64.957.091	(4.598.480)	60.358.611	57.719.131	(17.846.499)	39.872.632
Machinery and equipment	29.746.411	(12.541.824)	17.204.587	21.126.407	(2.195.215)	18.931.192
Other Fixed Assets						
Furniture and Fixtures	8.328.718	(5.077.334)	3.251.384	7.375.950	(181.313)	7.194.637
Facilities	11.234.196	(3.722.015)	7.512.181	10.015.214	(1.457.342)	8.557.872
Works in progress	2.168.076	0	2.168.076	2.150.389	0	2.150.389
Assets in Leasing	18.897.145	(937.465)	17.959.680	18.905.423	(598.791)	18.306.632
Other Fixed Assests	0	0	0	10.144	0	10.144
Totals	**182.931.717**	**(26.877.118)**	**156.054.599**	**175.515.140**	**(22.279.160)**	**153.235.980**

Assets in Leasing

Leasing Company	Assets	Amount M$	Share	Maturity Date	Interest Rate
Corp. Vida S.A.	Sm La Reina	1.561.115	237	06-06-18	UF+TIP
Hewlett Packard S.A.	Computational Equipment	210.607	37	28-03-02	US$+TIP
Hewlett Packard S.A.	Computational Equipment	13.833	37	15-09-02	US$+TIP
Hewlett Packard S.A.	Computational Equipment	15.809	37	13-12-02	US$+TIP
Hewlett Packard S.A.	Computational Equipment	16.856	37	13-01-03	US$+TIP
Newcourt Leasig S.A.	Computational Equipment	29.760	48	04-03-04	US$+TIP
Renta Nacional Cia. De Seg. De Vida S.A.	Sm Florida	17.236.333	300	05-12-25	UF+TIP
Hewlett Packard S.A.	Computational Equipment	332	37	20-12-03	US$+TIP
Hewlett Packard S.A.	Computational Equipment	6.360	37	15-02-04	US$+TIP
Hewlett Packard S.A.	Computational Equipment	99.320	37	01-10-03	US$+TIP
Hewlett Packard S.A.	Computational Equipment	237.384	37	30-05-05	US$+TIP
Hipermerc Argentina		185.645			
Santiago Leasing S.A.	Machinery and Equipment	66.856			
HSBC Bank USA	Facilities	84.313			
Utilidad diferida Lease Back Sm. Florida		-1.804.843			
Totals		**17.959.680**			

11. Investments in Related Companies

The breakdown of investments in related companies is the following:

11.Investment on Related Companies
Breakdown of Investments

RUT	Company	Country of Origin	Control of Investment Currency	Number of Shares	Percentage of Share		Equity of Companies		Profit or Loss of the Period		Accrual Result		VPP		Non Realized Results		Book Value of the Investment	
							31-12-2001	31-12-2000	31-12-2001	31-12-2000	31-12-2001	31-12-2000	31-12-2001	31-12-2000	31-12-2001	31-12-2000	31-12-2001	31-12-2000
96621750-2	SMAC Ltda	CHILE	PESOS	0	0,0000	45,0000	0	0	0	0	0	0	0	0	0	0	0	0

12. Higher and Lower value of investments

The higher and lower values shown in this item are calculated according to the Technical Bulletin Nº 42 of the Association of Chilean Accountants, essentially by applying an amortization at 20 years. At this term, the total investments is expected to be recovered.

The main accounting balances are generated as follows:

1) Lower value of Supermercados Hipermarc S.A.

On December 20, 1999, was bought to Celimar Internacional S.A. (minority shareholder of Supermercados Hipermarc S.A.) its participation in this company in US$ 21.000.000.- This amount corresponds to 16,32675% of the company's equity. This operation generated a lower book value of M$9.088.538 (historic figure)

2) Lower value of Inmobiliaria de Supermercados S.A.

On September 16th, 1996, Supermercados Unimarc S.A. subscribed and paid a capital increase in Inmobiliaria de Supermercados S.A., capitalizing credits against this company on the amount of M$ 11.500.977. (historic figure), augmenting its participation in a 99.999%. At the closing of ISSA's financial statement the fixed assets are included at its original value, without considering the expertise appraisal done when ISSA was set-up. Therefore, under the item lower value of the investment had to amortize the shares purchase of ISSA S.A. the value paid to third parties when the company was acquired, considering in its equity the assets previously assessed. This operation generated a lower value of M$ 7.634.664.- (historic figure).

3) Lower value of Unimarc Abastecimientos S.A.

This subsidiary was acquired in August, 1998. At that date, its firm name was Inversión Nacional S.A. that afterwards was modified to the present of Unimarc Abastecimientos S.A. Currently, this company works as a warehouse of merchandise for the sale in supermarkets.

12. Lower and Higher Value of the Investment

Lower Value

RUT.	COMPANY	31-12-2001		31-12-2000	
		AMORTIZED AMOUNT THE PERIOD	LOWER VALUE BALANCE	AMORTIZED AMOUNT THE PERIOD	LOWER VALUE BALANCE
88486800-9	Interagro Comercio y Ganado S.A.	3.681	0	468	3.124
96621750-2	Supermercados Hipermerc S.A.	686.753	9.172.915	707.358	9.859.615
96799180-5	Inmob. De Supermercados S.A.	435.274	6.384.023	435.275	6.819.297
94146000-3	Comercial Las Dalias S.A.	5.076	0	10.312	71.323
88627400-9	Unimarc Abastecimientos S.A.	82.339	1.358.788	82.338	1.441.126
96898490-k	Administradora Unimarc S.A.	22.342	424.489	0	0
96898500-0	Servicios Unimarc S.A.	32.418	0	0	0
96798240-7	Administradora Unimarc Sur S.A.	6	0	0	0
96797780-2	Servicios Unimarc Sur S.A.	3	0	0	0
Totals		**1.267.892**	**17.340.215**	**1.235.751**	**18.194.485**

Higher Value

RUT.	COMPANY	31-12-2001		31-12-2000	
		AMORTIZED AMOUNT THE PERIOD	LOWER VALUE BALANCE	AMORTIZED AMOUNT THE PERIOD	LOWER VALUE BALANCE
96785510-3	Inmobiliaria y Constructora S.A.	48	4.566	48	4.614
96913160-9	Servicios Generales S.A.	5	0	0	0
Totals		**53**	**4.566**	**48**	**4.614**

13. OTHERS (ASSETS)

At December 31st, 2001 and 2000, the amounts invested in the acquisition and start-up of new computational systems and others are shown under this item, according to the following breakdown:

Items	2001	2000
	M$	M$
Warranties	667.114	566.903
Computational System Project	1.304.307	1.575.557
Other Taxes to be Recovered from Subsidiary in Argentina	936.353	1.199.425
Other Long-Term Assets	287.195	107.132
Total	**3.194.969**	**3.449.017**

14. Obligations with Banks and Financial Institutions Short-Term

At December 31st, 2001 and 2000, the breakdown of the in force obligations with banks and financial institutions is the following:

14. Short Term Bank And Financial Institutions Obligations

Short Term Bank And Financial Institutions Obligations

RUT	BANK OR FINANC. INSTIT.	DOLLARS		EUROS		YENES		OTHER FOREIGN CURRENCIES		UF		NOT READJUSTED $		TOTAL	
		31-12-2001	31-12-2000	31-12-2001	31-12-2000	31-12-2001	31-12-2000	31-12-2001	31-12-2000	31-12-2001	31-12-2000	31-12-2001	31-12-2000	31-12-2001	31-12-2000
	Short Term (code 5.21.10.10)														
97.041.000-7	BANCO BOSTON	15.101.321	13.310.999	0	0	0	0	0	0	0	0	0	0	15.101.321	13.310.999
96.621.750-2	BANCO DO BRASIL	0	349.948	0	0	0	0	0	0	3.770.481	4.172.533	0	0	3.770481	4.522.481
97.036.000-K	BANCO DE SANTIAGO	0	0	0	0	0	0	0	0	1.123.850	1.123.790	0	0	1.123.850	1.123.790
96.621.750-2	CORP. FACTORING	0	0	0	0	0	0	0	0	0	1.396.042	0	0	0	1.396.042
97.051.000-1	BANCO DEL DESARROLLO	4.902.554	2.827.542	0	0	0	0	0	0	1.353.353	2.133.421	0	0	6.255.907	4.960.963
96.621.750-2	BANCO INTERNACIONAL	0	512.507	0	0	0	0	0	0	0	0	0	0	0	512.507
96.621.750-2	BANCO REPUBLIC NAT OF NEW YORK	0	0	0	0	0	0	0	0	0	0	0	0	0	0
96.621.750-2	NACION LLOYDS	0	299.659	0	0	0	0	0	6.337	0	0	0	0	0	305.996
96.621.750-2	ROBERT	0	0	0	0	0	0	0	0	0	0	0	0	0	0
96.621.750-2	FIRST NATIONAL BANK	0	6.210	0	0	0	0	0	0	0	0	0	0	0	6.210
96.621.750-2	BANCO MERCANTIL	0	0	0	0	0	0	0	0	0	0	0	0	0	0
96.621.750-2	FIRTS NATIONAL BANK OF CHICAGO	0	0	0	0	0	0	0	0	0	0	0	0	0	0
96.621.750-2	SUDAMERIS	163.698	0	0	0	0	0	0	254.681	0	0	0	0	163.698	254.681
96.621.750-2	BANCO BANSUND	0	0	0	0	0	0	0	220	0	0	0	0	0	220
96.621.750-2	BANCO RIO NEGRO	0	0	0	0	0	0	0	0	0	0	0	0	0	0
96.621.750-2	BANCO CITIBANK	0	0	0	0	0	0	0	913	0	0	0	0	0	913
96.621.750-2	LLOYDS BANK	98.218	0	0	0	0	0	0	0	0	0	0	0	98.218	0
96.621.750-2	BANCO SOCIETE GENERALE	0	0	0	0	0	0	0	0	0	0	0	0	0	0
96.621.750-2	BANCO ONE	1.747	0	0	0	0	0	0	0	0	0	0	0	1.747	0
96.621.750-2	BANCO CAJA	0	0	0	0	0	0	0	358	0	0	0	191.131	0	191.489
96.621.750-2	BNL	0	0	0	0	0	0	0	1.767	0	0	0	0	0	1.767
96.621.750-2	HSBC BANK	0	0	0	0	0	0	0	647	0	0	0	0	0	647
96.621.750-2	BANCO PATAGONIA	0	0	0	0	0	0	0	623	0	0	0	0	0	623
96.621.750-2	SANTIAGO FACTORING	0	0	0	0	0	0	0	0	0	0	1.253.995	0	1.253.995	0
	Other	0	0	0	0	0	0	0	0	0	0	0	0	0	0
	TOTALS	20.267.538	17.306.865	0	0	0	0	0	265.546	6.247.684	8.825.786	1.253.995	191.311	27.769.217	26.589.328
	Debt Capital Amount	19.846.820	17.306.865	0	0	0	0	0	265.546	6.148.874	8.825.786	1.253.995	191.311	27.249.689	26.589.328
	Annual Average Interest Rate	9,0	9,5	0	0	0	0	0	0	9,0	9,5	6,0	6,5	0	0
	Long Term (code 5.21.10.20)														
97.032.000-8	BHIF	0	0	0	0	0	0	0	0	202.887	202.630	0	0	202.887	202.630
97.032.000-8	CORP BANCA	0	0	0	0	0	0	0	0	437.623	402.727	0	0	437.623	402.727
97.015.000-5	SANTANDER	0	0	0	0	0	0	0	0	632.541	0	0	0	632.541	0
96.621.750-2	KFW	642.558	434.363	0	0	0	0	0	0	0	0	0	0	642.558	434.363
96.621.750-2	HIPANOAMERICANO	98.273	80.698	0	0	0	0	0	0	0	0	0	0	98.273	80.698
96.621.750-2	STATE TREET	171.192	100.475	0	0	0	0	0	0	0	0	0	0	171.192	100.475
96.621.750-2	SOCIETE GENERALE	377.938	264.962	0	0	0	0	0	0	0	0	0	0	377.938	264.962
97.018.000-1	SUD AMERICANO	0	0	0	0	0	0	0	0	37.219	38.595	0	0	37.219	38.595
	Other	0	0	0	0	0	0	0	0	0	0	0	0	0	0
	TOTALS	1.289.961	880.498	0	0	0	0	0	0	1.310.270	643.952	0	0	2.600.231	1.524.450
	Debt Capital Amount	1.153.407	701.188	0	0	0	0	0	0	1.251.531	643.952	0	0	2.404.938	1.345.140
	Annual Average Interest Rate	6,5	6,5	0	0	0	0	0	0	8,0	8,0	0	0	0	0

Percentage of Obligations in foreign currency (%)	74,3000
Percentage of Obligations in national currency (%)	25,7000

15. Obligations with Banks and Financial Institutions
Long-Term

At December 31st, 2001 and 2000, the breakdown of the in force obligations with banks and financial institutions is the following:

15. Long-Term Bank and Financial Institutions Obligations
Long-Term Bank and Financial Institutions Obligations

RUT	BANK OR FINANCIAL INSTITUTIONS	YEARS TO MATURE							CURR.PERIOD CLOSING DATE		PREVIOUS PERIOD CLOSING DATE
		INDEX OF READJ. CURRENCY	MORE THAN 1 UP TO 2	MORE THAN 2 UP TO 3	MORE THAN 3 UP TO 5	MORE THAN 5 UP TO 10	MORE THAN 10 YEARS AMOUNT	MORE THAN 10 YEARS TERM	TOTAL LONG TERM AT FINAN STATEM.CLOSING	AVERAGE ANNUAL INTEREST RATE	TOTAL LONG-TERM AT FINAN. STATEM. CLOSING
97.032.000-8	BHIF	DOLLARS	0	0	0	0	0	0	0	0	0
		EUROS	0	0	0	0	0	0	0	0	0
		YENES	0	0	0	0	0	0	0	0	0
		UF	0	0	0	0	0	0	0	0	6.488
		NOT-READJ. $	0	0	0	0	0	0	0	0	0
		OTHER CURRENCIES	0	0	0	0	0	0	0	0	0
97.023.000-9	CORP BANCA	DOLLARS	0	0	0	0	0	0	0	0	0
		EUROS	0	0	0	0	0	0	0	0	0
		YENES	0	0	0	0	0	0	0	0	0
		UF	443.215	472.003	1.037.509	1.298.124	0	0	3.250.851	8,5	3.678.840
		NOT-READJ. $	0	0	0	0	0	0	0	0	0
		OTHER CURRENCIES	0	0	0	0	0	0	0	0	0
97.051.000-5	SANTANDER	DOLLARS	0	0	0	0	0	0	0	0	0
		EUROS	0	0	0	0	0	0	0	0	0
		YENES	0	0	0	0	0	0	0	0	0
		UF	321.479	0	0	0	0	0	321.479	9,0	0
		NOT-READJ. $	0	0	0	0	0	0	0	0	0
		OTHER CURRENCIES	0	0	0	0	0	0	0	0	0
96.621.750-2	KFW	DOLLARS	865.304	865.304	1.538.274	2.043.171	0	0	5.312.053	7,0	2.529.419
		EUROS	0	0	0	0	0	0	0	0	0
		YENES	0	0	0	0	0	0	0	0	0
		UF	0	0	0	0	0	0	0	0	0
		NOT-READJ. $	0	0	0	0	0	0	0	0	0
		OTHER CURRENCIES	0	0	0	0	0	0	0	0	0
96.621.750-2	HIPANOAMERICANO	DOLLARS	72.901	0	0	0	0	0	72.901	5,6	144.950
		EUROS	0	0	0	0	0	0	0	0	0
		YENES	0	0	0	0	0	0	0	0	0
		UF	0	0	0	0	0	0	0	0	0
		NOT-READJ. $	0	0	0	0	0	0	0	0	0
		OTHER CURRENCIES	0	0	0	0	0	0	0	0	0
96.621.750-2	STATE STREET	DOLLARS	106.016	0	0	0	0	0	106.016	7,0	191.516
		EUROS	0	0	0	0	0	0	0	0	0
		YENES	0	0	0	0	0	0	0	0	0
		UF	0	0	0	0	0	0	0	0	0
		NOT-READJ. $	0	0	0	0	0	0	0	0	0
		OTHER CURRENCIES	0	0	0	0	0	0	0	0	0
97.018.000-1	SUD AMERICANO	DOLLARS	0	0	0	0	0	0	0	0	0
		EUROS	0	0	0	0	0	0	0	0	0

15. Long-Term Bank and Financial Institutions Obligations
Long-Term Bank and Financial Institutions Obligations

RUT	BANK OR FINANCIAL INSTITUTIONS	INDEX OF READJ. CURRENCY	YEARS TO MATURE						CURR.PERIOD CLOSING DATE		PREVIOUS PERIOD
			MORE THAN 1	MORE THAN 2	MORE THAN 3	MORE THAN 5	MORE THAN 10 YEARS				
			UP TO 2	UP TO 3	UP TO 5	UP TO 10	AMOUNT	TERM	TOTAL LONG TERM AT FINAN STATEM.CLOSING	AVERAGE ANNUAL INTEREST RATE	CLOSING DATE TOTAL LONG-TERM AT FINAN. STATEM.
97.018.000-1	SUD AMERICANO	YENES	0	0	0	0	0	0	0	0	0
		U.F.	38.919	38.070	52.198	0	0	0	129.187	8,00	161.434
		NOT-READJ. $	0	0	0	0	0	0	0	0	0
		OTHER CURRENCIES	0	0	0	0	0	0	0	0	0
96.621.750-2	SOCIETE GENERALE	DOLLARS	275.012	275.012	137.506	0	0	0	687.530	12,20	890.109
		EUROS	0	0	0	0	0	0	0	0	0
		YENES	0	0	0	0	0	0	0	0	0
		U.F.	0	0	0	0	0	0	0	0	0
		NOT-READJ. $	0	0	0	0	0	0	0	0	0
		OTHER CURRENCIES	0	0	0	0	0	0	0	0	0
TOTALS			**2.122.846**	**1.650.389**	**2.765.487**	**3.341.295**	**0**		**9.880.017**		**7.602.756**

Percentage of Obligations in foreigns currency (%)	41,5000
Percentage of Obligationes in national currency (%)	58,5000

16. PROVISIONS AND PENALTIES

Only provisions done at the closing date of the informed period are shown under this item and no penalties have been entered.

At December 31st, 2001 and 2000, the breakdown of the provisions is the following:

Items	2001 M$	2000 M$
Holidays Provisions	296.838	250.345
Incentives and bonus	0	19.525
Expenses Provisions	0	261.511
Packaging Current Account Provision	143.268	527.222
Lawsuits Provision	228.400	235.480
Other	229.690	287.006
Total	**898.196**	**1.581.089**

17. Other Long-Term Liabilities

This item corresponds to the income received in advance for the at 10 years rental of the Supermarkets premises in Argentina. During the year 2001, the amount to be accrued is shown under the current liabilities in the item Income received in advance.

Items	**Short-Term**		**Long-Term**	
	2001	**2000**	**2001**	**2000**
	M$	**M$**	**M$**	**M$**
Income received in advance (Hipermarc)	462.206	709.720	3.004.329	5.322.901
Total	**462.206**	**709.720**	**3.004.329**	**5.322.901**

18. Minority Interest

The following amounts are shown below this item: M$82.885.- and M$80.793.- as of December 31st, 2001 and 2000, respectively. These amounts correspond to the acknowledgment of the minority shareholders' proportion of the equities of the consolidated subsidiaries, according to the following detail:

Company	Percentage of Share		Amount	
	2001	2000	2001	2000
	%	%	M$	M$
Administradora de Supermercados S.A.	0,064	0,064	6.386	6.581
Transportes Santa Maria S.A.	2	2	5.003	6.997
Comercial Sm Santiago S.A.	1	1	3.200	3.248
Unimarc Organización y Serv. S.A.	0,045	0,045	16.711	10.146
Inmobiliaria y Supermercados S.A.	0,00006	0,00006	16	16
Inmobiliaria y Constructora S.A.	48,92	48,92	51.567	53.803
Supermercados Hipermec S.A.	0,00001	0,00001	2	2
Total			**82.885**	**80.793**

19. Changes in the Equity

The equity variations of the 2001 and 2000 periods are:

Other Reserves variation:

This corresponds to the equity variation registered by the Unimarc Organización y Servicios S.A. subisidiary in the amount of M$ 468.773.- that adjusted its investment in a foreign subsidiary (Supermercados Hipermarc S.A.), according to the criteria described in the Technical Bulletin N°64 of the Association of Chilean Accountants, regarding foreign investments (variation CPI Dollar).

19. Changes in the Equity

Changes in the Equity

ITEMS	31-12-2001									31-12-2000								
	PAID IN CAPITAL	CAPITAL REVAL. RESERVES	SHARE PREMIUM	OTHER RESERVES	FUTURE DIVIDENDS	ACCUMUL. PROFIT OR LOSS	INTERIM DIVIDENDS	DEVELOP. PERIOD DEFICIT	PERIOD RESULT	PAID- IN CAPITAL	CAPITAL REVAL. RESERVES	SHARE PREMIUM	OTHER RESERVES	FUTURE DIVIDENDS	ACCUM. PROFIT / LOSS	INTERIM DIVIDEND	PERIOD DEVELOP. DEFICIT	PERIOD PROFIT/ LOSS
Opening balance	52.615.500	0	26.912.171	617.364	0	23.262.876	0	0	104.313	50.253.342	0	25.704.079	984.047	0	17.330.405	0	0	6.932.156
Previous period profit or loss distribut.	0	0	0	0	0	104.313	0	0	(104.313)	0	0	0	0	0	6.932.156	0	0	(6.932.156)
Previous period final dividend	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Capital increase with cash share issuance	0	0	0	0	0	0	0	0	0	247	0	0	0	0	-72	0	0	0
Profits and/or reserves capitalization	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Period of Develop. Accum. Deficit	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Accum.Readjust. due to translation Diff.	0	0	0	468.773	0	0	0	0	0	0	0	0	-412.934	0	0	0	0	0
Equity Revaluation	1.631.081	0	834.277	19.138	0	724.383	0	0	0	2.361.911	0	1.208.092	46.250	0	1.080.031	0	0	0
Period Profit or Loss	0	0	0	0	0	0	0	0	385.491	0	0	0	0	0	0	0	0	104.312
Interim Dividends	0	0	0	0	0	-32.045	0	0	0	0	0	0	0	0	-2.079.644	0	0	0
Closing Balance	54.246.581	0	27.746.448	1.105.275	0	24.059.527	0	0	385.491	52.615.500	0	26.912.171	617.363	0	23.262.876	0	0	104.312
Updated Balances	0	0	0	0	0	0	0	0	0	54.246.581	0	27.746.448	636.501	0	23.984.025	0	0	107.546

19. Changes in the Equity
Number of Shares

SERIE	NUMBER OF SUBSCRIBED SHARES	NUMBER OF FULL-PAID SHARES	NUMBER OF VOTING SHARES
UNIQUE	1.261.849.619	1.261.849.619	1.261.849.619

Capital (amount-M$)

SERIE	SUBSCRIBED CAPITAL	PAID-IN CAPITAL
UNIQUE	52.615.500	52.615.500

20. Other Non-Operating Income and Expenses

At December 31st, 2001 and 2000, the breakdown of this item is formed as follows:

Other non-operating income

Items	2001 M$	2000 M$
Premises rentals	0	10.842
Hipermarc Income	387.082	0
Profits from other Assets sale	10.874	2.704.925
Cash balance surplus	31.903	37.611
Other non-operating income	58.351	93.691
Other investments	0	94.719
Total	**488.210**	**2.941.788**

Other Non-operating Expenses

Items	2001 M$	2000 M$
Penalties and sanctions	112.876	100.891
Cash account shortage	24.779	0
Other non-operating expenses	234.343	18.141
Exchange rate differences	5.843	0
Assets sale losses	6.765	357.964
Total	**384.606**	**476.996**

21. Monetary Correction
Monetary correction

ASSETS (CHARGES/CREDITS)	READJUSMENT INDEX	31-12-2001	31-12-2000
INVENTORIES	$	0	0
FIXED ASSETS	$	2.919.719	3.994.801
INVESTMENTS IN RELATED COMPANIES	$	561.047	575.286
MINORITY INTEREST	$	0	254.650
OTHER NON-MONETARY ASSETS	$, UF	166.664	782.488
COSTS AND EXPENSES ACCOUNTS	$	35	0
TOTAL (CHARGES) CREDITS		3.647.465	5.607.225
LIABILITIES (CHARGES)/CREDITS			
EQUITY	$	3.208.128	4.841.869
BANK OBLIGATIONS	UF, US$	397.846	1.096.343
MINORITY INTEREST	$	-146.068	0
NON-MONETARY LIABILITIES	$, UF, US$	573.410	706.331
INCOME ACCOUNTS	$	124.900	360.916
TOTAL (CHARGES) CREDITS		4.158.216	7.005.459
(LOSS) PROFIT DUE TO PRICE-LEVEL RESTATEMENT		-510.751	-1.398.234

22. Rate of Exchange Differences

ITEM	CURRENCY	AMOUNT	
		31-12-2001	31-12-2000
Assets (Charge)Credit			
Related Co. Acc. Receivable	Dollar	4.632.404	3.095.366
Other Assets	Dollar	18.915	3.390
Related Co. Acc. Receivable	Peso of Argentina	1.830.156	0
Total (Charges)Credits		6.481.475	3.098.756
Liabilities(Charges)Credits			
Bank Obligations	Dollar	2.688.774	503.354
Other liabilities	Dollar	518.290	346.281
Total (Charges)Credits		3.207.064	849.635
(Loss)Profits due to Exchange rate differences		**3.274.411**	**2.249.121**

23. Contingencies and Restrictions

(a) Direct Commitments

a.1 BBVA BHIF Bank

Warranty dated April 27th, 1990 given for the property located in Manquehue Sur with Latadia Streets. The balance of the obligation amounts to M$202.887.- as of December 31st, 2001.

On the other hand, currently there are several lawsuits between BBVA Banco BHIF and the companies of the Errázuriz Group. The origin is the acquisition of the ex Banco Nacional and the rearrangement of the debts of several companies, among which is Supermercados Unimarc S.A.

The complaints regarding the financial claim by the selling companies of the ex Banco Nacional, including Supermercados Unimarc S.A. are following the proceedings before the arbitrators Messrs. Samuel Lira and Arnaldo Gorziglia Balbi. All these complaints are following their corresponding steps with the exception of two of them which award has favored the companies of the Errázuriz Group. The verdict stipulates the Bank has to additionally pay amounts approx. to U.F. 5 0.000. On the other hand, the Bank appears claiming a summary proceeding on the amount of MS$183.336. This claim has been opposed with the payment exemptions and compensations agreed by a contract. Besides, during the month of November, 2000 such Bank did not accept the procedure of consignment payment, though the proceeds of arbitral suits should be addressed to pay such obligations. In this summary proceeding was delivered an executive and attachment mandate that affected the property located in Manquehue street. This does not affect the normal operation of the supermarket. Such attachment corresponds to the direct effect of the presentation of an executive suit and this executive suit will have to be released.

10 Complaints that are following their proceedings at the Arbitral base:

Currently, there are 27 complaints - Arbitral Notebooks: each notebook carries the name of Notebook N° 1 to 25, plus a Book Notebook and other one named Main Notebook. The 26 arbitral notebooks and have their origin in the non-payment of the Ex-Banco Nacional shares price, sale done according to the shares sale contract dated July 23rd, 1989, subscribed before the Notary Public Mr. Andrés Rubio Flores, and other non fulfillment of Banco Bhif. The Book notebook has its origin in the publication, issue and distribution of the book "The Secrets of Fra Fra" done by the executives and Directors of the BBVA Banco Bhif Bank. The publication, issue and distribution of this book were forbidden by judicial resolution. This lawsuit pursues the indemnity for the damages of the publication.
20 The legal state or stage of each notebook is the following:

Notebook N°1 this award favored the Ex Banco Nacional shares seller/s', today the Errázuriz Group.
Notebook N°2 this award favored the Ex Banco Nacional shares sellers', today the Errázuriz Group.
Notebook N°3 , partially favorable award.
Notebook N°4, favorable award

Notebook N°5, favorable award.
Notebook N°6, favorable award.
Notebook N°7, stage of proof.
Notebook N°8, stage of proof.
Notebook N°9, stage of proof.
Notebook N°10, stage of proof.
Notebook N°11, stage of proof.
Notebook N°12, stage of proof.
Notebook N°13, stage of proof.
Notebook N°14, stage of proof.
Notebook N°15, stage of proof.
Notebook N°16, it is pending for citation to hear the judgment.
Notebook N°17, the award is pending.
Notebook N°18, in stage of discussion
Notebook N°19, in stage of discussion.
Notebook N°20, in stage of discussion.
Notebook N°21, in stage of discussion.
Notebook N°22, in stage of discussion.
Notebook N°23, in stage of discussion.
Notebook N°24, in stage of discussion.
Notebook N°25, in stage of discussion.

Book Notebook, is in the stage to receive the cause for evidence.

Main Notebook, it is a pre-judicial measure. It is under ordinary proceeding.

30 Regarding the amounts involved.

In the complaints pursue before the Arbitrator Judges, the overall addition amounts to U.F. 1.224.530 (Indexed Units), plus interests and readjustments.

a.2 Banco Sud Americano

Mortgage Guarantee in favor of a credit granted by Banco Sudamericano for buildings and constructions of Supermercado Multiviña. Its net book value is M$499.158.- for the credit amounting to M$166.405 , as of December 31st, 2001.

a.3 Corp Banca

Mortgage guarantee over Supermercado Maipú II and Maipú I which book value amounts to M$ 2.689.194 and M$1.628.554, respectively. The guarantee is for the credit granted by Corp Banca amounting to M$3.688.474.- at December 31st, 2001.

a.4) Banco del Desarrollo

On May 15th, 1992, the company gave a mortgage over its real state located in Concepción. This operation was done to warranty to Banco del Desarrollo the obligations of SUPERMERCADOS UNIMARC S.A. AND ITS SUBSIDIARIES for the credit line granted for an amount of M$1.353.353.-, at December 31, 2001.

a.5 BankBoston Bank

At the presentation of these financial statements, the credit on the amount of US$22.506.346,09 is fully in force.

On December 29th, 1998, related with this debt, the company gave as warrantee some forestry assets which owners are related companies, through common owners, Sociedad Ganadera y Forestal Nacional Ltda., Ganadera y Forestal Nacional S.A. and Forestal Regional S.A. The terms of these warrantees were
approved at the corresponding Shareholders' Extraordinary Meetings of these companies, and in each case, by their partners.
Additionally, in the opinion of the top Management of the Company, the before mentioned debt should be negotiated to reasonable terms, pursuant to was originally agreed.

a6. Kreditanstalt Fur Wiederaubau

On November 22, 2001, Supermercados Unimarc furnished a chattel mortgage in favor of KFW. The obligations guaranteed by this pledge are contracts subscribed by Supermercados Unimarc S.A. and they correspond to: 1) Credit contract named Basic Agreement number 2912, dated August 28, **1997,** modified the 30/08/2000, remaining as a DM 35 million or its equivalent in US$ line of credit and 2) Credit Contract named Loan Agreement number 2913, dated 28/08/1997. This contract was modified the 30/08/2000, remaining as a DM 10 million or its equivalent in US$ credit line.

The detail of fixed assets items of property with pledge is:

Invoice 56-5184-0001-01 CCC Machinery G., items of property Linde brand
Invoice 56-5184-0001-02 CCC Machinery G., items of property Linde brand
Invoice 56-5184-0001-03 CCC Machinery G., items of property Linde brand
Invoice 56-5184-0001-04 CCC Machinery G., items of property Linde brand
Invoice 56-5184-0007-01 CCC Machinery G., items of property AEG Lichttechnik brand
Invoice 56-5184-0008-01 CCC Machinery G., items of property AEG Lichttechnik brand
Invoice 56-5184-0005-01 CCC Machinery G., items of property Cefla brand
Invoice 56-5184-0005-02 CCC Machinery G., items of property Cefla brand
Invoice 56-5184-0003-01 CCC Machinery G., items of property Miwe brand
Invoice 56-5184-0002-01 CCC Machinery G., items of property Trane Export LLC brand
Invoice 56-5184-0017-01 CCC Machinery G., items of property Artok brand

Currently, these credits are being rescheduled.

© Indirect Commitments

c.1) A warranty of personal type granted by the company in favor of Inversiones Errázuriz Ltda. to bail its obligations on an amount up to US$ 13.688.889 with the State Street Bank and Trust Company.

Likewise, a warrantee of personal type jointly with six related companies, which are guarantors of the same obligations, was granted and is relevant in the case it is missing or it is impossible to execute the warrantee with respect to one or more of the guarantors, for the obligations attributable to that one or those missing guarantors. Here Supermercados Unimarc S.A. guarantees up to US$ 25.230.328. On March 25, 2001, Inverraz Ltda. has informed that the creditor has brought action in court in the U.S.A. with respect to these two obligations. Likewise, it has informed such obligations are being rescheduled.

Regarding the question about a piece of news spread by La Segunda newspaper, dated December 7, 2001, that reports there is a civil complaint filed against Inversiones Errázuriz Ltda. we must point out that no complaint has been filed against Supermercados Unimarc S.A. and it has no relationship with the steps taken in such lawsuit. Therefore, there are no assets of the company involved, nor the probability that due to this complaint, that is said it has been brought in, warrantees may be executed.

c.2 Indirect Commitments according to the 1991 arbitral verdict.

The company has involved assets of its property which have a book value, at this date, amounting to M$566.264.- to cover debts of the related company Sociedad Contractual Minera del Norte S.A , with Banco BHIF

c.3 On September 30th, 1998, the Company becomes co-debtor and surety of the obligations assumed by Inmobiliaria y Constructora Nacional S.A., in order to warrantee its obligations amounting to U.F. 365.000 with Banco Santiago. The purpose is to finance the construction of supermarkets for SUPERMERCADOS UNIMARC S.A.
Likewise, on July 16, 1998, the property of Supermercados Unimarc S.A, the real state named providencia was given as a guarantee in order to guarantee Banco Santiago, for the present or future obligations that Inmobiliaria y Constructora Nacional may acquire.

c.4 On October 10th, 1998, the company become a co-debtor and surety of the obligations assumed by Inmobiliaria y Constructora Nacional S.A., in order to warrantee its obligations with Corp Banca amounting to U.F. 166.478,29 (Indexed Units).

The Company is Guarantor of Holandasus NV for the debts it has with Banco Bhif. The asset involved named Supermercado Manquehue has a value of M$2.858.640 at December 31st, 2001.

(d) Other Commitments

d.1 In the Board of Directors' Meeting dated December 15th, 1998, it was agreed to guarantee the obligations of Supermercados Hipermarc S.A., subsidiary in Argentina, had contracted or could contract in the future with the foreign company José J. Chediack S.A.I.C.A. for an amount of US$ 507.873,45

d.2 On June 10th , 1999, the subsidiary Supermercados Hipermarc S.A. signed a Financing and Possession Agreement with Nai International II, Inc (Branch in Argentina) and Nai International II, Inc. The agreement consists of the construction and exploitation of two movie theatre centers for the Belgrano and Quilmes Multicenter, with 10 and 8 movie rooms, respectively. For this purpose, it was a greed a loan granted by Nai International II, Inc. for such construction on the amount of US$10.663.700 to be paid during the 12 years period of concession. This loan will accrue an agreed interest at the Libor rate plus 1,5%. Said loan is guaranteed by Supermercados Unimarc S.A. (Chile), until the loan is settled.

d.3 The 10th of July, 2000, the subsidiary Supermercados Hipermarc S.A. entered into a loan of consumable property with mortgage guarantee with Banco Societe Generale S.A. for an amount of US$2.100.000. to be paid in a period of 5 years. The actual right granted to such institution corresponds to the following properties: Avda. Rivadavia N°5751/5/63, Avda. Rivadavia N° 5765/67/69, Yerbal N° 1144/46, Yerbal N°1160/62 and Avda. General Roca N° 555/57, part of the municipality of Vicente López, province of Buenos Aires.

Additionally, with Sofital S.A.F. e I was signed a trust fund agreement to guarantee the above mentioned mortgage loan by virtue of which the corresponding collections of the lease agreement signed with Bowling Billiards Operation S.A., at the Belgrano Multicenter are transferred.

(f) Labor law actions

The subsidiary companies keep several labor disputes with ex employees. For this reason, provisions have been made on the amount of M$228.000 that in the opinion of the legal counselors will cover all the payments, considered at the maximum risk for the companies.

B) GUARANTEES OBTAINED FROM THIRD PARTIES

TYPE OF GUARANTEE	GUARANTOR	RELATIONSHIP	MORTGAGED GOODS	LOAN AMOUNT M$	ASSETS AMOUNT M$
CORP BANCA					
Mortgage	Inmob. De Supermercados S.A.	Subsidiary	Sm. Manuel Montt	3.688.474	1.1171.294
			Sm. Maipu 1		1.628.554
DO BRAZIL					
Mortgage	Pesquera Nacional S.A.	Common Admin.	P.A.M. Carolina	3.770.481	3.528.757
			P.A.M. Matias		3.777.884
			P.A.M. Javier		3.783.102
			Estancamiento Kerima		2.231.108
			78 Viluco		7.964.104
			Estancamiento La Palma		6.046.672
BHIF					
Pledge	Transportes Santa Maria S.A.	Subsidiary	9 Tracto Camion Nissan	202.887	112.315
	Comercial Maule S.A.	Common Admin.	Camioneta Nissan Dx2.4		

23. Contingencies and Restrictions
Direct Guarantees

CREDITOR OF THE GUARANTEE	DEBTOR		TYPE OF GUARANTEE	ASSETS INVOLVED		PAYMENTS PENDING BALANCES AT STATEMENT CLOSING DATE		RELEASE OF GUARANTEES					
	NAME	RELATIONSHIP		TYPE	BOOK VALUE	31-12-2001	31-12-2000	31-12-2002	ASSETS	31-12-2003	ASSETS	31-12-2004	ASSETS
CORP BANCA	S.M. UNIMARC S.A.	NO	MORTGAGE	REAL STATE	4.317.748	3.688.474	4.081.568	0		0		0	
DO BRASIL	S.M. UNIMARC S.A.	NO	MORTGAGE	REAL STATE	27.331.627	3.770.481	0	0		0		0	
BHIF	S.M. UNIMARC S.A.	NO	MORTGAGE	REAL STATE	2.858.640	202.887	189.050	0		0		0	
SUD AMERICANO	S.M. UNIMARC S.A.	NO	MORTGAGE	REAL STATE	499.158	166.406	200.028	0		0		0	
SANTIAGO	S.M. UNIMARC S.A.	NO	MORTGAGE	REAL STATE	10.596.079	1.123.850	1.123.790	0		0		0	

Contingencies and Restrictions
Indirect Guarantees

CREDITOR OF THE GUARANTEE	DEBTOR		TYPE OF GUARANTEE	ASSETS INVOLVED		PAYMENTS PENDING BALANCES AT STATEMENT CLOSING DATE		RELEASE OF GUARANTEES					
	NAME	RELATIONSHIP		TYPE	BOOK VALUE	31-12-2001	31-12-2000	31-12-2002	ASSETS	31-12-2003	ASSETS	31-12-2004	ASSETS
					0	0	0	0		0		0	

24. National and Foreign Currency
Assets

ITEM	CURRENCY	AMOUNT	
		31-12-2001	31-12-2000
Current Assets			
AVAILABLE	US$	9.884	16.644
PREPAID EXPENSES	U.F.	0	0
NOTES RECEIVABLE	US$	612.469	913.764
SUNDRY DEBTORS	US$	0	450.080
OTHER CURRENT ASSETS	$ ARGENTINA	503.865	1.192.073
OTHER CURRENT ASSETS	NON-READJ. $	30.997.481	27.992.347
OTHER CURRENT ASSETS	US$	0	0
PREPAID EXPENSES	US$	254.187	312.923
NOTES RECEIVABLE	U.F.	35.477	0
TERM DEPOSITS	US$	2.014.667	0
OTHER CURRENT ASSETS	U.F.	21.423	32.810
Fixed Assets			
FIXED ASSETS	$	103.070.222	106.176.464
FIXED ASSETS	$ ARGENTINA	52.984.377	47.059.516
Other Assets			
OTHER LONG-TERM ASSETS	$	19.239.722	20.337.694
OTHER LONG-TERM ASSETS	U.F.	178.845	138.156
OTHER LONG-TERM ASSETS	$ ARGENTINA	1.128.326	1.205.075
NOTES RECEIVABLE	U.F.	192.803	232.148
RELATED CO. ACC. RECEIVABLE	US$	0	1.739.542
LONG-TERM DEBTORS	US$	0	71.453
Total Assets			
	US$	**2.891.207**	**3.504.406**
	U.F.	**178.845**	**138.156**
	$ ARGENTINA	**54.616.568**	**49.456.664**
	NON-READJ. $	**30.997.481**	**27.992.347**
	U.F.	**249.703**	**264.958**
	$	**122.309.944**	**126.514.158**

24. National And Foreign Currency

Previous period 31-12-2000 Long-Term liabilities

ITEM	CURRENCY	1 TO 3 YEARS		3 TO 5 YEARS		5 TO 10 YEARS		MORE THAN 10 YEARS	
		AMOUNT	ANNUAL AVERAGE INT.RATE	AMOUNT	ANNUAL AVERAGE INT.RATE	AMOUNT	ANNUAL AVERAGE INT.RATE	AMOUNT	ANNUAL AVERAGE INT. RATE
BANKS	U.F.	940.671	0	1.056.731	0	1.849.360	0	0	0
BANKS	DOLLARS	2.312.064	0	859.734	0	584.196	0	0	0
RELATED CO.NOTES & BILLS PAYABLE	U.F.	6.079.485	0	11.260.577	0	0	0	0	0
CREDITORS	U.F.	929.922	0	844.117	0	0	0	0	0
CREDITORS	DOLLARS	694.232	0	0	0	0	0	0	0
NOTES PAYABLE	DOLLARS	908.012	0	882.422	0	3.529.692	0	0	0
OTHER LIABILITIES	$	323.775	0	0	0	0	0	0	0
RELATED CO. NOTES AND BILLS PAYABLE	U.F.	0	0	0	0	0	0	0	0
NOTES PAYABLE	$	53.936	0	2.248	0	0	0	0	0
OTHER LONG-TERM LIABILITIES	DOLLARS	1.419.440	0	1.611.191	0	2.484.019	0	0	0
TOTAL LONG-TERM LIABILITIES	U.F.	7.950.078		13.161.425		1.849.360		0	
	DOLLARS	5.333.748		3.353.347		6.597.907		0	
	$	377.711		2.248		0		0	

24. National And Foreign Currency Current Liabilities

ITEM	CURRENCY	UP TO 90 DAYS				90 DAYS TO 1 YEAR			
		31-12-2001		31-12-2000		31-12-2001		31-12-2000	
		AMOUNT	ANNUAL AVERAGE INT.RATE	AMOUNT	ANNUAL AVERAGE INT.RATE	AMOUNT	ANNUAL AVERAGE INT.RATE	AMOUNT	ANNUAL AVERAGE INT. RATE
BANK OBLIGATIONS	U.F.	0	0	13.580	0	6.247.683	9,0	7.429.745	8,0
BANK OBLIGATIONS	US$	15.467.910	0	13.881.829	0	6.089.590	9,0	4.305.533	8,0
BANK OBLIGATIONS	$ ARGENTINA	0	0	265.545	0	0	0	0	0
BANK OBLIGATIONS	NON-READJ. $	2.564.265	0	2.217.546	0	0	0	0	0
SUNDRY CREDITORS	NON-READJ. $	1.637.470	0	440.852	0	0	0	0	0
SUNDRY CREDITORS	UF	53.575	0	262.807	0	158.054	0	0	0
SUNDRY CREDITORS	U.F.	160.888	0	74.670	0	182.602	0	0	0
SUNDRY CREDITORS	UF	22.067	0	316.264	0	43.170	0	0	0
SUNDRY CREDITORS	US$	50.310	0	165.726	0	152.976	0	0	0
SUNDRY CREDITORS	US$	539.722	0	544.772	0	0	0	0	0
SUNDRY CREDITORS	US$	38.347	0	323.518	0	0	0	0	0
NOTES PAYABLE	$ ARGENTINA	0	0	0	0	967.962	0	0	0
NOTES PAYABLE	US$	28.331	0	2.031.427	0	0	0	0	0
NOTES PAYABLE	NON-READJ. $	261.452	0	142.087	0	0	0	0	0
ACC. PAYABLE	US$	45.297	0	0	0	0	0	0	0
RELATED CO. NOTES AND ACC. PAYABLE	NON-READJ. $	97.182	0	588.434	0	236.086	0	0	0
RELATED CO. NOTES AND ACC. PAYABLE	$ ARGENTINA	93.501	0	0	0	0	0	0	0
RELATED CO. NOTES AND ACC. PAYABLE	US$	1.941.542	0	0	0	0	0	0	0
OTHER LIABILITIES	NON-READJ. $	1.407.397	0	2.127.612	0	0	0	0	0
OTHER LIABILITIRES	$ ARGENTINA	461.724	0	406.547	0	462.206	0	0	0
ACCOUNTS PAYABLE	$ ARGENTINA	0	0	228.656	0	321.809	0	0	0
ACCOUNTS PAYABLE	NON-READJ. $	16.454.482	0	25.966.101	0	9.540.641	0	0	0
OTHER LIABILITIES	US$	0	0	709.720					
TOTAL CURRENT LIABILITIES	UF	236.530		667.321		6.631.509		7.429.745	
	US$	18.111.459		17.656.992		6.242.566		4.305.533	
	$ ARGENTINA	555.225		900.748		1.751.977		0	
	NON-READJ. $	22.422.248		31.482.632		9.776.727		0	

24. National And Foreign Currency
Current period 31-12-2001 Long-Term liabilities

ITEM	CURRENCY	1 TO 3 YEARS		3 TO 5 YEARS		5 TO 10 YEARS		MORE THAN 10 YEARS	
		AMOUNT	ANNUAL AVERAGE INT.RATE	AMOUNT	ANNUAL AVERAGE INT.RATE	AMOUNT	ANNUAL AVERAGE INT.RATE	AMOUNT	ANNUAL AVERAGE INT.RATE
OBLIG. WITH BANKS	U.F.	1.313.686	0	1.089.707	0	1.298.124	0	0	0
OBLIG. WITH BANKS	US$	2.459.549	0	1.675.780	0	2.043.171	0	0	0
NOTES PAYABLE	OTHER CURRENCIES	5.434.174	0	0	0	0	0	0	0
SUNDRY CREDITORS	U.F.	197.433	0	207.307	0	669.131	0	620.423	0
SUNDRY CREDITORS	US$	232.073	0	0	0	0	0	0	0
SUNDRY CREDITORS	US$	222.020	0	0	0	0	0	0	0
RELATED CO. NOTES AND ACC. PAYABLE	U.F.	991.028	0	1.229.173	0	2.110.177	0	12.733.234	0
RELATED CO. NOTES AND ACC. PAYABLE	NON-READJ. $	328.972	0	0	0	0	0	0	0
OTHER LONG-TERM LIABILIT.	NON-READJ. $	23.881	0	0	0	0	0	0	0
OTHER LONG-TERM LIABILIT.	US$	0	0	0	0	0	0	0	0
SUNDRY CREDITORS	NON-READJ. $	6.135	0	0	0	0	0	0	0
OTHER LONG-TERM LIABILIT.	$ ARGENTINA	924.410	0	924.410	0	1.155.302	0	0	0
TOTAL LONG-TERM LIABILITIES	U.F.	2.502.147		2.526.187		4.077.432		13.353.657	
	US$	2.913.642		1.675.780		2.043.171		0	
	OTHER CURRENCIES	5.434.174		0		0		0	
	NON-READJ. $	358.988		0		0		0	
	$ ARGENTINA	924.410		924.410		1.155.302		0	

25. LATER FACTS

1.- The Board of Directors of the Company acknowledges the resignation of Mr. Antonio Manzur Apara, Director, and appoints Mr. Jorge Indo Vargas in his replacement.

2.- On January 10, 2002, the new powers of the company are granted by public deed and the following individuals are appointed:

Alejandro Seymur Zamora	General Manager
Claudia Quezada Romero	Bussiness Administration Manager
Olga Melo Vergara	Quality and Services Manager
Gabriel Rodríguez Gajardo	Operations Manager
Joaquín Abbott Galaz	Comptroller
Guillermo Castañeda Latorre	Accounting Chief
Juan Enrique Barriga	Representative

Subsidiary
Supermercados Unimarc S.A.
During the last three years, the economy of Argentina have underwent a decrease in its activity level, deepening in the course of year 2001, worsening the local markets. During the second semester of the year, the rate of interest required y the by the investors on debts securities of the Argentinean Government were considerably increased. The quotations of such securities decreased significantly and the financial system saw the reduction of the level of deposits and the restraint to the international credit access.

With the purpose to reverse this situation, the government has faced the rescheduling of the national and provinces public debt by means of negotiating with the bonus holders a voluntary exchange of debt, that foresees a substantial decrease of the interest rate, depending on the execution as a guarantee of the future tax collection. While this process is on going, the government has suspended the payment of capital and interests. During the first week of December 2001, additional measures over the financial system were taken, by limiting the free availability of the bank deposits and overseas transfers. Towards the end of the year, the prevailing situation provoked significant political changes at the very top levels of the Executive Power.

In the first days of January, 2002 a bill by which the peso of Argentina has been devaluated in a 29% was enacted (new equivalence 1 peso=0,71 dollar), for the commercial operations. The remaining transactions, essentially financial, are subjected to a free market of foreign exchange quotation. During the first days of February 2002, the National Executive Power published a decree that sets the conversion into pesos of all the obligations to render money. This for any reason or origin, expressed in North American dollars or other foreign currencies, existing at the publishing date of the above norm, and that to date have not been translated into pesos as a consequence of the in force regulation. Simultaneously, a single market of exchange was set, which is applicable to any type of transaction, independently from its origin.

According to the provisions set forth by the Official Letter Nº 81, dated January 22, 2002 issued by the Superintendency of Securities and Insurance of Chile, the information included in these financial statements and related documentation contains the impact arising from the previous situation.

At the closing of these financial statements, no other subsequent facts that could significantly affect the figures in included in it nor its interpretation have occurred.

26. Environment

The company does not show disbursements for this item, due to the fact its main line of business develops on the distribution of goods to the general public (supermarkets). While the production activities are of lower level, nevertheless, the company keeps its machinery and equipment under an appropriate and permanent control and maintenance. In this way, it does not surpasse the legal levels that regulate the environmental and pollution care.

27. ACCOUNTS PAYABLE

At December 31, 2001 and 2000, the breakdown of this item mainly comprises of the accounts payable to goods suppliers, in order to supply the supermarkets of the chain. Its detail is the following:

ITEMS	2001 M$	2000 M$
Suppliers of Goods	25.315.010	25.160.958
Suppliers of Frozen	716.541	791.218
Suppliers of Transportation	8.869	13.925
Hipermarc Suppliers	321.809	228.656
Total	**26.362.229**	**26.194.757**

28. PREPAID EXPENSES

At December 31st, 2001 and 2000, the breakdown of this item is the following:

Prepaid Expenses

ITEMS	2001 M$	2000 M$
Operating Materials	555.159	559.955
Prepaid Publicity	33.769	0
Prepaid insurance	254.187	315.869
Other prepaid expenses	637.549	172.450
Total	**1.480.664**	**1.048.274**

29. LONG AND SHORT TERM SUNDRY CREDITORS

At December 31st, 2001 and 2000, the amounts invested in the acquisition and start-up of new computational systems and others are shown under this item, according to the following:

Long and Short Term Sundry Creditors

ITEMS	Short – Term		Long-Term	
	2001	2000	2001	2000
	%	%	M$	M$
Creditors for Leasing	306.678	317.599	1.974.755	1.881.535
Securities Received	32.737	56.772	0	0
Drawn and not collected checks	732.876	39.570	0	0
Computational System Financing	539.722	520.526	179.767	544.271
Other creditors	1.355.949	1.138.602	0	42.465
Schooling Fund	71.219	55.540	0	0
Total	**3.039.181**	**2.128.609**	**2.154.522**	**2.468.271**

OUTSTANDING FACTS

At December 31, 2001, there are outstanding facts that have been informed to the Superintedency of Securities and Insurance, according to the following detail:

Essential Fact 12.04.01

By virtue of the provision set in the form letter 660, dated October 22, 1986 and in the General Norm N°30, the Company SUPERMERCADOS UNIMARC S.A. registered in the Securities Register under N° 447, informs regarding your request Ord. Nª 02369, dated April 11, 2001, the following outstanding or essential fact:

The company Supermercados Unimarc S.A. has its debts payments updated, considering all its obligations with third parties, including banks and financial institutions and suppliers.

The debt with the Nassau branch of Bank Boston has its interest payment completely paid up to date and is in full process of rescheduling, with respect to its capital payment. This rescheduling process has been carried out understanding this debt was contracted at a short term (Bridge credit), as a first step to a placement of long-term debt instruments (bonus) of the company, which would be carried-out in the international markets. Due to reasons not attributable to Supermercados Unimarc, this placement has been carried out until this date.

For the above reason, our company has never ceased the payment of its obligations with the Nassau Branch of Bank Boston;. On the contrary, it has jointly searched with the Bank a convenient solution that takes into account the country's situation and the line of business where it develops.

For this reason, the management considers that the debt with the Nassau branch of Bank Boston and the rescheduling of its payment in no case has been an essential fact regarding Supermercados Unimarc or its business. Moreover, considering that such loan is fully guaranteed in more than 100% by real state assets property of the main shareholders of the company. Therefore, regarding this rescheduling process it cannot be applied the provisions set in the second subparagraph of Article 101 of Law 18.046, about corporations.

ESSENTIAL FACT 02.05.01

Pursuant to the provisions set forth in Articles 9 and 10 of the Law 18.045, we inform the following essential fact of the company:

At the Extraordinary Shareholders' Meeting of the company SUPERMERCADOS UNIMARC S.A., held on April 27, 2001, the increase in the number of Directors from 5 to 7 members was agreed. Mr. Eduardo Viada Aretxabala and Mr. Victor Hugo Cantillano Vergara were appointed as Directors.

Therefore, the Board of Directors if formed by the following persons:

- Mr. Jorge Sims San Román
- Mr. Francisco Javier Errázuriz Ovalle
- Mr. Matías Errazuriz Ovalle
- Mr. Antonio Manzur Apara
- Mr. Elías Errázuriz Errázuriz
- Mr. Eduardo Viada Aretxabala
- Mr. Victor Hugo Cantillano Vergara.

On the other hand, it was acknowledged the resignation to the Manager position of Mr. Eduardo Viada Aretxabala.

ESSENTIAL FACT 16.05.01

By virtue of the provisions set in Article 9 and second subparagraph of Article 10, Law 18.045; and pursuant to the provisions in the General Norm N°30 and form letter 660, dated October, 1986,the company SUPERMERCADOS UNIMARC S.A. registered in the Securities Register under the N° 447, informs regarding the following background, that such regulations has evaluated as pertinent or essential regarding the company and its securities or shares:

At the Shareholders' Ordinary Meeting dated April 27, 2001, a distribution of dividends for a total amount of $31.293.726, corresponding to $0,0247998, was agreed.

On the Board of Directors Meeting dated May 15, 2001, the date to pay such dividend was set as from June 7, 2001 in Amunátegui N°178, 6th flour, Santiago, from 09:00 am to 1:30 p.m. and from 3:30 to 5:30pm.

The corresponding dividend payment notice will be published in La Nación newspaper, dated May 17, 2001.

ESSENTIAL FACT 31.08.01

By virtue of the provisions in the form letter N° 660, dated October 22, 1986, and the General Norm N°30, and pursuant to the provisions set in Article 90 and second paragraph of Article 10, of the Law 18.045, the company SUPERMERCADOS UNIMARC S.A. (the "Company") registered in the Securities Register under N°447, fulfils its duty to inform the following outstanding or essential fact regarding the company:

In the meeting held the 30th of August, 2001, the Board of Directors of SUPERMERCADOS UNIMARC S.A. took formal acknowledgment of the information sent by the controller shareholder. Regarding the exploratory and preliminary process about potential transaction that could involve, in case there is success, the shares and/or assets of the Company. This process is carried out by the controlling shareholder, and he repeated his previous public expressions.

Likewise, it was informed to the Company that the present stage of such process continues to be preliminary and no binding document has been signed. Therefore, the final terms conditions and structure has not been determined yet, for said operation.

Due to the above mentioned facts, the Company informs that though this process could end in a potential party concerned, by now, there are no terms and conditions to inform to such Superintendency. Nevertheless, the existence of this process should be present, because the fact it was spread to the market can generate expectations to the general shareholders and investors, with no base.

In the extension SUPERMERADOS UNIMARC S.A. is informed about the terms or final conditions of the potential transactions, they will be informed in a truly, enough and timely way, as soon as they reach it knowledge.

Finally, the controlling shareholder repeated that any transaction that in the future may involve SUPERMERCADOS UNIMARC S.A. will strictly and rigorously be in conformity with the terms of the Law of Stock Market, the Corporations Law, and the Regulations of the Superintendency of Security and Insurance and the other provisions of the legal order that are applicable.

At the closing of these financial statements, there are no outstanding or essential facts.

REASONED ANALYSIS

1. Analysis of the Balance Sheet

1.1 Assets

At December 31, 2001, the assets of Supermercados Unimarc S.A. amounted to M$ 211.243.748, which represents an increase of 1,62%, compared to M$207.870.689.-, at December, 2000.

The main assets that represent and increase during the period under analysis are:

- Bills receivable and debtors to related companies: the increase by 30,83% on December, 2001, with respect to the same period of the previous year is due to loans and invoices to be collected. The result is a credit balance.

- Term deposits: there is a 100% increase, compared to the previous year, due to balance on hand that was placed under this modality.

- Machinery and Equipment: its increase by 40,80% at December 2001, compared to December, 2000 is partly due to the purchase of machinery and equipment for the rehabilitation of several premises of our chain.

- Constructions and Infrastructure works: this item represents an increase by 12,54% with respect to the same period of the previous year. The main reason is the acquisition of buildings where supermarkets operate and the termination of the construction of movie theatres in Argentina done by Supermercados Hipermarc S.A.

- Other Fixed Assets: they increased by 5,65%, compared to December, 2000, mainly due to purchases for the rehabilitation of premises.

- The item Deferred Taxes increased by a 100%, partly because of the effect in the application of the income tax to the tax loss.

The main decreases were:

- Notes receivable: this item shows a 22,25% decrease when comparing December, 2001 with December 2000. The reason is prepayments of diner's and visa credit cards payments.

- Sundry Debtors: This item decreases by 64,60%, compared to December 2000. This is the result of the application of advances to suppliers in the 2001.

- The item Land shows a diminish of 18,23%. The explanation is the sale of part of the land named Cerro Colorado, and of the purchase and sale of other land which detail is in point 4.1 of these analyses.

1.2 Liabilities

At December 31, 2001, the total liabilities of Supermercados Unimarc S.A. amounts to M$ 211.243.748.- compared to M$ 207.870.689 at December, 2000. This represents an increase of 1,62%.

The main reason is the increase in the short and long term Obligations with Banks and Financial Institutions. They increased by 8,02% and 29,95 respectively, to finance the purchase of fixed assets for the rehabilitation of premises. In the same line, the accounts payable increased by 0.64%. The liabilities that decreased were the short-term notes payable by 42,13%, due to payments done during this period.

1.3 Current Liquidity.

At December 31, 2001, the liquidity index is 0.52 times, even at the same period.
This can be explained by the relatively even growth of the assets and liabilities, as it has been explained in points 1.1 and 1.2.

1.4 Acid Ratio

At December 31, 2001 this ratio was 0.33 times, whereas at the same period of 2000 was 0.32 times. Considering the increase of some current assets as well as of certain current liabilities, this index maintains relatively steady.

1.5 Indebtedness Ratio

At December 31, 2001, this index is 0.96 times and at December,2000 was 0.95 times. The change of this index by 1,05% when comparing both business year was mainly due to the increase of the accounts short and long-term obligations with banks and financial institutions and the accounts payable that consider financing and purchases to rehabilitate the premises of our chain.

1.6 Short and Long Term Debt in relation with the Total Debt

In the year 2001, the short-term debt index over the total debt was 63,4% and 61,8% at year 2000.
The increase of 2,59% can be explained by the debts acquired for the premises rehabilitation.
For this reason, the long-term debt of obligations with banks and financial institutions increased by 29,95%, though there is a global decrease of the long-term liabilities.

1.7 Coverage of Financial Expenses

At December 31, 2001, the index of consolidated coverage is 17,30% and a 73,85% at December, 2000. The variation of 76,58% corresponds to an increase in the level of financial expenses of the period, notwithstanding the improved global result when comparing it with the result of the previous business year.

2. Analysis of the Result

During the fiscal year at December 2001, the company had a profit of M$ 385.491 showing an increase of M$ 277.945, compared to the profits at December, 2000 which amounted to M$ 107.546.-

The reason is the best Operational Result on the amount of M$ 1.398.417.- and to the positive Income Tax by M$ 1.602.441 compared to the previous year, notwithstanding the negative increase of the Non-Trading Income.

2.1 Trading Income

At December, 2001 the trading income of Supermercados Unimarc S.A. and its subsidiaries amounted to M$ 143.634.747.- which represents a drop of 12,38%, compared to the income at December, 2000, which was M$163.934.641.- This decrease is partly due to the strong competition within the industry and to the addition of new and more aggressive actors to the market.

2.2 Operating Costs

At December, 2001, the costs amounted to M$ 110.474.227.- which represents a drop of 6,67% compared to December, 2000, and a decrease of 0.23% with respect to September, 2001, as a percentage of the trading income. The improvement of this percentage with respect to December, 2000 and September, 2001 is due to the negotiation with suppliers and the sales increase of our own trademarks, which have a lower associated cost.

2.3 Trading Margin

At December, 2001, the trading margin was M$ 33.160.520.- which positively compares with the amount of M$ 28.837.029., obtained at December, 2000. As a percentage of the income, the trading margin increases from 17,59% at December, 2000 to a 23.09% at December of the current year. The reason is explained in the previous point.

2.4 Administration and Sales Expenses

At December, 2001, the administration and sales expenses amounted to M$ 31.539.759.-, compared to M$ 28.614.685, at December, 2000. These figures show an increase of 10,22%. As a percentage of the trading income, the administration and sales expenses were 21.96%, at December 2001, which is higher to the figure of December, 2000, namely, 17.59%. The increase in the administration and sales expenses compared to the same period of the previous year can be explained by greater expenses on the publicity item and to general expenses due to the new premises of the chain, that was opened by the end of November, 2000.

2.5 Operating Results

At December, 2001, the operational results reached the amount of M$ 1.620.761.-, showing an increase of 628.94%, compared to M$ 222.344.- at December, 2000.
As a percentage of the income, the operational result passed from 0.14% on December, 2000 to 1.13% on December, 2001.

2.6 Non-trading Income

At December, 2001, the negative non-trading income was M$ 3.889.969.-, while the negative result at December, 2000 was M$ 1.173.247.-Compared to December, 2000, this result increases due to the higher financial burden of 57.69%, offset with the positive effect of the price-level restatement of 224.80%, when comparing both periods.

2.7 Profit or Loss before Tax

At December 2001, the result is negative for an amount of M$ 2.269.208.- This figure represents and increase of 138.64%, compared to the negative result of M$ 950.903.-, at the same period of the previous year. The explanation comes from the higher negative non-trading income in the current period.

2.8 Profit after Tax

At December, 2001, this result is higher by M$ 277.945.-, compared to December, 2000, partly due to the effect of the non-trading income and the consolidated profit or loss.

3.- Cash Flow Statement Analysis

At December 2001 and 2000, the cash closing balance was M$ 1.010.235.- and M$ 3.024.902.-, respectively.

	2001	**2000**
Flow due to activities of the operation	6.389.141	5.365.549
Flow due to financing activities	-2.906.910	7.905.058
Flow due to investment activities	-1.518.725	-16.063.725
Inflation Effect	76.460	-8.246
Opening Balance	984.936	3.786.300
Cash and Cash Equivalent Closing Balance	**3.024.902**	**984.936**

The increase of M$ 1.023.592.- in the activities of the operation at December, 2001, with respect to the previous year, can partly be explained by the other income received and to the lower payment to suppliers and others, notwithstanding the lower collection from trade debtors.

The variation of the financing flow was due to the net positive effect of the loan payments and approval, and of a lower payment of dividend, among other reasons.

The flow due to investment activities shows a decrease due to the drop in the addition of fixed assets.

4.- Activity and Analysis of the differences between the book and economic value of the main assets.

The total of the consolidated asset of the company is formed by 73.87% of Fixed Assets, 4.06% of Short-Term Related Companies Accounts Receivable and 5,96 % corresponds to Inventories. For the assets collected to Related Companies, there are no doubts regarding the payment of 100% of these debts. For the goods of the Fixed Assets, there are insurance involved that cover completely the current value of these assets. Regarding the inventories, their current value do not surpass its net realization value.

4.1 Investments and Sales

During the year 2001, investments were done on some fixed assets such as the land item, which increased as a result of the purchase of land for future projects to related companies:

Land Cisternas, located in the La Cisterna district
Portugal land located in the district of Santiago
Santa Rosa land located in the district of La Granja

It can also be underlined the construction and infrastructure works investments for the purchase of buildings for the exploitation of supermarkets. These are:

Building named Cisterna located in the district of La Cisterna
Building named Portugal located in the district of Santiago
Building named Santa Rosa located in the district of La Granja

The Machinery and Equipment items was increased due to purchases done for the rehabilitation of premises. This investment considers cold storage equipment, air conditioning equipment, bakery machines and equipment.

In the item Other Assets are shown investments on furniture and fittings as supermarket forklift, check-out, furniture for sales room, Self-service carriage.

Investments were also done on forklifts and piling machinery.

During this period some assets were sold:

Land named Cerro Colorado located in the district of Las Condes, and the 6th floor of the building located in Amunátegui N°178, street, in the district of Santiago.

4.2 Inventories turn-over

At December 31, 2001 the inventories turnover is 8.82 times and 10.13 times at the same period of year 2000. The drop by 16.9% corresponds to the less sales occurred during the period under analysis.

4.3 Turnover

At December of the current year, the permanence of inventory is 40.81 days. At the same period of the previous year was 35.55 days, notwithstanding the better administration of the inventories, it increased by 14.80%. This is partly due to the larger purchases of goods done to supply the new premises of the chain, as it is El Parque Unimarc in La Florida.

5.- Profitability Analysis

5.1 Profitability of the Equity

At December 31, 2001, this profitability is 0.36%, whereas for the same period of the previous year is 0.10%, which represents an increase of 260.00%, due to the improved results of the current fiscal year.

5.2 Profitability of the Assets

On the current fiscal year, the profitability of the assets represents a 0.18%, while for the same period of the previous year was 0.05%, increasing by 260.00%. The reason is the results augment at December 31, 2001, notwithstanding, the assets increase of 5.51%.

5.3 Performance of the Operating assets

At December 31, 2001 the performance of these assets is 7.15% which represents an increase of 698.78% compared to the period at December 31, 2000 that was a 0.90%. This increase is due to the better trading profit of the current period, notwithstanding the increase of operating assets. The assets accounts considered in this analysis are: trade debtors, notes receivable, sundry debtors, inventories, recoverable taxes and prepaid expenses.

5.4 Earnings per share

At December 31, 2001, the profit or loss per share was $0.31 per share, whereas for the same period of the year 2000 was 0.09 per share.
The explanation comes from the best results of the current business year compared to the previous year, since profits for year 2001 raised by 258.44%.

5.5 Dividends Return

At December 31, 2001 this index is 1.444,7 times, which represents a drop of 98.6% with respect to 103.616,2 times figure of December, 2000. At the closing date of each period the value per share is $22 and $21, respectively,

6.- Markets were the company participates and the competition it faces.

The most important variations during the business period are the slow recovery undergone by the consumption demand during the year 2001, and our competition. This later one has strengthen in the market, thanks to the great financial support that backs them.

When analyzing the sales statistics issued by the INE, it is important to mention the positive change in the sales index of the supermarkets during the month of December, 2001, compared to the previous month, that shows a nominal variation of 34.4% and an actual variation of 34.6%. When comparing the periods January-December 2001 and 2000, the sales index showed a nominal change of 8.6% and an actual variation of 7.8%. At December, 2001, sales consider 646 premises with three and more cash registers, along the country. This must be compared to 641 premises that operated at December, 2000. Adding the 29 premises that closed their operations, during this period, it can be concluded that 34 new premises opened during the last 12 months. The new premises that started their activities during the last year meant a 5.6 % of the total sales, at December, 2001.

7. Risk analysis of the market for the company

From the Rate of Exchange perspective, the increase suffered by the dollar in our country has generated a drop in the consumers' acquisition power, the products we import are more expensive, which also negatively affects the demand for our products.
For the previous reasons, Supermercados Unimarc is strengthening its own brands, in order to give all its customers high quality products at a lower price. This backward integration allows the company to lower the risk in the profit or loss of the accounting period, by developing products of low costs, highly profitable, which are substitutes of high turnover that increase our sales volume.

During the period, the interest rates suffered a drop that benefits the development of our business and increases the level of consumption.

The low inflation of year 2001, due to the contraction of the economy, did not affect the prices of our products.

Regarding the phitosanitary measures applicable during 2001, the Agriculture and Livestock Service closed the Chilean boundaries for the import of meat coming from Argentina, Uruguay and the Southern zone of Brazil due to the foot-and-mouth disease of the beef cattle. Considering this provision, Supermercados Unimarc imports meat and its by-products free from the risk of contamination from Paraguay, the North of Brazil and from Chilean production.

(* INE = National Institute of Statistics)

CONSOLIDATED REASONED ANALYSIS
SUPERMERCADOS UNIMARC S.A.
AT DECEMBER 31ST, 2001

ASSETS	31-Dec -01	30-Sept -01	30-June -01	31-Dec-00
Available	1.010.235	1.000.086	816.970	984.936
Term Deposits	2.014.667	1.131.777	0	0
Net Negotiable Securities	680	680	679	679
Trade Debtors (Net)	1.439.580	1.346.857	1.111.220	3.458.100
Notes Receivable(Net)	3.626.535	3.513.874	2.530.335	4.664.276
Sundry Debtors (Net)	379.753	583.355	401.728	1.072.632
Related Co. Notes and Acc. Receivable	8576.485	6.905.812	2.160.835	6.555.600
Inventories (Net)	12.579.323	15.161.349	14.171.150	12.470.263
Recoverable Taxes	1.440.136	1.822.626	1.580.154	1.660.832
Prepaid Expenses	1.480.664	1.571.178	1.116.755	1.048.274
Deferred Taxes	1.823.840	0	0	0
Other Current Assets	77.555	178.573	367.805	734.591
Total Current Assets	**34.449.453**	**33.216.167**	**24.257.631**	**32.650.183**
Land	47.600.080	56.281.041	58.579.211	58.212.482
Construction and Infrastructure Works	64.957.091	67.191.528	62.149.959	57.719.131
Machinery and Equipment	29.746.411	23.164.835	22.975.124	21.126.407
Other Fixed Assets	40.628.135	38.932.163	39.536.179	38.457.120
HigherValue due to Fixed Assets Tech. Reval.	0	0	0	0
Depreciation (Less)	-26.877.118	-26.514.093	-24.833.918	-22.279.160
Total Fixed Assets	**156.054.599**	**159.055.474**	**158.406.555**	**153.235.980**
Invest. In Related Comp.	0	0	0	0
Other Companies Investments	0	0	0	0
Lower Value of Investments	17.340.215	17.650.429	18.009.068	18.194.485
Higher Value of Investments (less)	-4.566	-349	-4.610	-4.614
Long-Term Debtors	198.037	206.456	248.637	335.567
Related Comp. Notes and Acc. Receivable	0	0	0	0
Income and Deferred	0	0	0	0
Intangibles	11.041	11.547	10.945	10.071
Amortization (Less)	0	0	0	0
Other	3.194.969	2.706.762	3.368.046	3.449.017
Total Other Assets	**20.739.696**	**20.574.845**	**21.632.086**	**21.984.526**
Total Assets	**211.243.748**	**212.846.486**	**204.296.272**	**207.870.689**

CONSOLIDATED REASONED ANALYSIS
SUPERMERCADOS UNIMARC S.A.
AT DECEMBER 31ST, 2001

LIABILITIES	31-Dec -01	30-Sept -01	30-June -01	31-Dec-00
Short-Term Oblig. Banks & Finan.Instit.	27.769.217	28.121.037	25.701.190	26.589.328
Oblig. Banks &Finan. L/T Portion	2.600.231	2.905.824	2.158.388	1.524.450
Obligations with the Public	0	0	0	0
Obligations with the Public (bonds)	0	0	0	0
Within 1 year Long-term Obligations	0	0	0	0
Payable Dividends	0	0	0	0
Accounts payable	26.362.229	22.120.402	22.082.968	26.194.757
Notes Payable	1.257.745	2.901.632	1.842.198	2.173.514
Sundry Creditors	3.039.181	2.118.272	1.912.576	2.128.609
Related Co.Notes and Acc. Payable	2.368.311	1.895.893	529.837	588.434
Provisions	898.196	1.197.924	1.241.322	1.581.089
Withholdings	746.402	487.960	502.498	303.616
Income Tax	224.523	483.412	417.971	336.835
Income Received in Advance	462.206	761.593	766.122	709.720
Deferred Taxes	0	318.083	304.679	308.463
Other Current Liabilitires	0	4.067	4.091	4.156
Total Current Liabilities	**65.728.241**	**63.316.099**	**57.463.840**	**62.442.971**
Oblig. Banks & Finan. Instit.	9.880.017	9.551.921	8.011.724	7.602.756
Obligations with the Public (bonds)	0	0	0	0
Notes Payable	5.434.174	5.888.958	5.410.673	5.376.310
Sundry Creditors	2.154.522	2.373.358	2.151.809	2.468.271
Related Co. Notes and Acc. Payable.	17.392.584	17.590.127	17.846.157	17.340.062
Provisions	23.674	615.241	548.985	515.524
Other Current Liabilitires	3.004.329	5.331.155	5.362.856	5.322.901
Total Long-Term Liabilities	**37.889.300**	**41.350.760**	**39.332.204**	**38.625.824**
Minority Interest	**82.885**	**74.333**	**74.027**	**80.793**
Paid-in Capital	54.246.581	53.089.040	53.404.733	54.246.581
Capital Revaluation Reserves	0	1.167.959	801.071	0
Share premium	27.746.448	27.751.777	27.725.591	27.746.448
Higher value due to Fixed Assets Tech. Reval.	0	0	0	0
Other Reserves	1.105.275	1.446.631	987.076	636.501
Develop Period Accumulated Deficit (less)	0	0	0	0
Retained Earnings	**24.445.018**	**24.649.887**	**24.507.730**	**24.091.571**
Future Dividends Reserves	0	0	0	0
Accumulated Profits	24.059.527	24.064.117	24.041.413	23.984.025
Accumulated Losses (less)	0	0	0	0
Profit Loss of the Period	385.491	585.770	466.317	107.546
Interim Dividends (less)	0	0	0	0
Total Equity	**107.543.322**	**108.105.294**	**107.426.201**	**106.721.101**
Total Liabilities	**211.243.748**	**212.846.486**	**204.296.272**	**207.870.689**

CONSOLIDATED REASONED ANALYSIS
SUPERMERCADOS UNIMARC S.A.
AT DECEMBER 31ST, 2001

INCOME STATEMENT	31-Dec -01	30-Sept -01	30-June -01	31-Dec-00
Trading Income	**143.634.747**	**105.859.829**	**69.695.193**	**163.934.641**
Operating costs	-110.474.227	-81.610.888	-53.780.452	-135.097.612
Trading Margin	**33.160.520**	**24.248.941**	**15.914.741**	**28.837.029**
Adm. and Sales Expenses	-31.539.759	-23.117.193	-15.226.877	-28.614.685
Operating Results	**1.620.761**	**1.131.748**	**687.864**	**222.344**
Financial Income	60.183	124.971	61.379	258.073
Related Co..Invest. Profits	0	0	0	0
Other non-operating income	488.210	2.629.157	1.879.823	2.941.788
Related Comp. Invest. Losses	-12.707	-12.821	0	0
Lower Value Invest. Amortization	-1.267.892	-958.746	-651.187	-1.235.751
Financial Expenses	-5.536.817	-4.239.425	-2.472.057	-3.511.248
Other non-operating expenses	-384.606	-132.376	-71.584	-476.996
Price-level restatement	2.763.660	2.163.614	1.070.059	850.887
Non-Trading Income	**-3.889.969**	**-425.626**	**-183.567**	**-1.173.247**
Profit Before Tax	**-2.269.208**	**706.122**	**504.297**	**-950.903**
Income Tax	2.656.521	-127.240	-44.901	1.054.080
Consolidated (Loss) Profit	**387.313**	**578.882**	**459.396**	**103.177**
Minority Interest	-1.875	6.847	6.869	4.321
Net (Loss) Profit	**385.438**	**585.729**	**466.265**	**107.498**
Higher Value Invest. Amortiz.	53	41	52	48
Profits (Loss) of the Period	**385.491**	**585.770**	**466.317**	**107.546**

CONSOLIDATED REASONED ANALYSIS
SUPERMERCADOS UNIMARC S.A.
AT DECEMBER 31ST, 2001

FINANCIAL RATIOS		31-Dec -01	30-Sept -01	30-June -01	31-Dec-00
Number of Shares		1.261.849.619	1.261.849.619	1.261.849.619	1.261.849.619
Per Share Profit	($)	0,31	0,46	0,37	0,09
Book Value	($)	85,23	85,67	85,13	84,58

CONSOLIDATED REASONED ANALYSIS
SUPERMERCADOS UNIMARC S.A.
AT DECEMBER 31ST, 2001

ITEM		31-Dec –01	30-Sept -01	30-June -01	31-Dec-00
Current Liquidity	(Times)	0,52	0,52	0,42	0,52
Acid Ratio	(Times)	0,33	0,29	0,18	0,32
Current Liabilities/Equity	(Times)	0,96	0,97	0,90	0,95
Short-Term/Total Debt	%	63,4%	60,5%	59,4%	61,8%
Long-Term/Total Debt	%	36,6%	39,5%	40.6%	38,2%
Net Profit /Equity	(%)	0,4%	0,5%	0,4%	0,1%
Net Profit /Total Assets	(%)	0,2%	0,3%	0,2%	0,1%
Net Profit /Sales	(%)	0,3%	0,6%	0,7%	0,1%
Per Share Profit	($)	0,31	0,46	0,37	0,09
Working Capital	(M$)	-31.278.788	-30.099.932	-33.206.209	-29.792.788
Current Liabilities	(M$)	103.617.541	104.666.859	96.796.044	101.068.795
Short-Term Debt	(M$)	65.728.241	63.316.099	57.463.840	62.442.971
Long-Term Debt	(M$)	37.889.300	41.350.760	39.332.204	38.625.824
Equity	(M$)	107.543.322	108.105.294	107.426.201	106.721.101
Net Fixed Assets	(M$)	156.054.599	159.055.474	158.406.555	153.235.980
Total Assets	(M$)	211.243.748	212.846.486	204.296.272	207.870.689
RESULTS					
Trading Income	(M$)	143.634.747	105.859.829	69.695.193	163.934.641
Operating Costs	(M$)	-110.474.227	-81.610.888	-53.780.452	-135.097.612
Trading Margin	(M$)	33.160.520	24.248.941	15.914.741	28.837.029
Admin. & Sales Expenses	(M$)	-31.539.759	-23.117.193	-15.226.877	-28.614.685
Operating Results	(M$)	1.620.761	1.131.748	687.864	222.344
Non-Trading Income	(M$)	-3.889.969	-425.626	-183.567	-1.173.247
Profit before Tax	(M$)	-2.269.208	706.122	504.297	-950.903
Profit (Loss) of the Period	(M$)	385.491	585.770	466.317	107.546

CONSOLIDATED REASONED ANALYSIS
SUPERMERCADOS UNIMARC S.A.
AT DECEMBER 31ST, 2001

ASSETS	31-Dec -01	30-Sept -01	30-June -01	31-Dec-00
Available	0,48%	0,47%	0,40%	0,47%
Term Deposits	0,95%	0,53%	0,00%	0,00%
Net Negotiable Securities	0,00%	0,00%	0,00%	0,00%
Trade Debtors (Net)	0,68%	0,63%	0,54%	1,66%
Notes Receivable(Net)	1,72%	1,65%	1,24%	2,24%
Sundry Debtors (Net)	0,18%	0,27%	0,20%	0,52%
Related Co. Notes and Acc. Receivable	4,06%	3,24%	1,06%	3,15%
Inventories (Net)	5,95%	7,12%	6,94%	6,00%
Recoverable Taxes	0,68%	0,86%	0,77%	0,80%
Prepaid Expenses	0,70%	0,74%	0,55%	0,50%
Deferred Taxes	0,86%	0,00%	0,00%	0,00%
Other Current Assets	0,04%	0,08%	0,18%	0,35%
Total Current Assets	**16,31%**	**15,01%**	**11,87%**	**15,71%**
Land	22,53%	26,44%	28,67%	28,00%
Construction and Infrastructure Works	30,75%	31,57%	30,42%	27,77%
Machinery and Equipment	14,08%	10,88%	11,25%	10,16%
Other Fixed Assets	19,23%	18,29%	19,35%	18,50%
HigherValue due to Fixed Assets Tech. Reval.	0,00%	0,00%	0,00%	0,00%
Depreciation (Less)	-12,72%	-12,46%	-12,16%	-10,72%
Total Fixed Assets	**73,87%**	**74,73%**	**77,54%**	**73,72%**
Invest. In Related Comp.	0,00%	0,00%	0,00%	0,00%
Other Companies Investments	0,00%	0,00%	0,00%	0,00%
Lower Value of Investments	8,21%	8,29%	8,82%	8,75%
Higher Value of Investments (less)	0,00%	0,00%	0,00%	0,00%
Long-Term Debtors	0,09%	0,10%	0,12%	0,16%
Related Comp. Notes and Acc. Receivable	0,00%	0,00%	0,00%	0,00%
Income and Deferred	0,00%	0,00%	0,00%	0,00%
Intangibles	0,01%	0,01%	0,01%	0,00%
Amortization (Less)	0,00%	0,00%	0,00%	0,00%
Other	1,51%	1,27%	1,65%	1,66%
Total Other Assets	**9,82%**	**9,67%**	**10,59%**	**10,58%**
Total Assets	**100,00%**	**100,00%**	**100,00%**	**100,00%**

CONSOLIDATED REASONED ANALYSIS
SUPERMERCADOS UNIMARC S.A.
AT DECEMBER 31ST, 2001

LIABILITIES	31-Dec –01	30-Sept -01	30-June -01	31-Dec-00
Short-Term Oblig. Banks & Finan.Instit.	13,15%	13,21%	12,58%	12,79%
Oblig. Banks &Finan. L/T Portion	1,23%	1,37%	1,06%	0,73%
Obligations with the Public	0,00%	0,00%	0,00%	0,00%
Obligations with the Public (bonds)	0,00%	0,00%	0,00%	0,00%
Within 1 year Long-term Obligations	0,00%	0,00%	0,00%	0,00%
Payable Dividends	0,00%	0,00%	0,00%	0,00%
Accounts payable	12,48%	10,39%	10,81%	12,60%
Notes Payable	0,60%	1,36%	0,90%	1,05%
Sundry Creditors	1,44%	1,00%	0,94%	1,02%
Related Co.Notes and Acc. Payable	1,12%	0,89%	0,26%	0,28%
Provisions	0,43%	0,56%	0,61%	0,76%
Withholdings	0,35%	0,23%	0,25%	0,15%
Income Tax	0,11%	0,23%	0,20%	0,16%
Income Received in Advance	0,22%	0,36%	0,38%	0,34%
Deferred Taxes	0,00%	0,15%	0,15%	0,15%
Other Current Liabilities	0,00%	0,00%	0,00%	0,00%
Total Current Liabilities	**31,11%**	**29,75%**	**28,13%**	**30,04%**
Oblig. Banks & Finan. Instit.	4,68%	4,49%	3,92%	3,66%
Obligations with the Public (bonds)	0,00%	0,00%	0,00%	0,00%
Notes Payable	2,57%	2,77%	2,65%	2,59%
Sundry Creditors	1,02%	1,12%	1,05%	1,19%
Related Co. Notes and Acc. Payable.	8,23%	8,26%	8,74%	8,34%
Provisions	0,01%	0,29%	0,27%	0,25%
Other Long-TermLiabilities	1,42%	2,50%	2,63%	2,56%
Total Long-Term Liabilities	**17,94%**	**19,43%**	**19,25%**	**18,58%**
Minority Interest	**0,04%**	**0,03%**	**0,04%**	**0,04%**
Paid-in Capital	25,68%	24,94%	26,14%	26,10%
Capital Revaluation Reserves	0,00%	0,55%	0,39%	0,00%
Share premium	13,13%	13,04%	13,57%	13,35%
Higher value due to Fixed Assets Tech. Reval.	0,00%	0,00%	0,00%	0,00%
Other Reserves	0,52%	0,68%	0,48%	0,31%
Develop. Period Accumulated Deficit (less)	0,00%	0,00%	0,00%	0,00%
Retained Earnings	11,57%	11,58%	12,00%	11,59%
Future Dividends Reserves	0,00%	0,00%	0,00%	0,00%
Accumulated Profits	11,39%	11,31%	11,77%	11,54%
Accumulated Losses (less)	0,00%	0,00%	0,00%	0,00%
Profit Loss of the Period	0,18%	0,28%	0,23%	0,05%
Interim Dividends (less)	0,00%	0,00%	0,00%	0,00%
Total Equity	**50,91%**	**50,79%**	**52,58%**	**51,34%**
Total Liabilities	**100,00%**	**100,00%**	**100,00%**	**100,00%**

CONSOLIDATED REASONED ANALYSIS
SUPERMERCADOS UNIMARC S.A.
AT DECEMBER 31ST, 2001

INCOME STATEMENT	31-Dec -01	30-Sept -01	30-June -01	31-Dec-00
Trading Income	**100,0%**	**100,0%**	**100,0%**	**100,0%**
Operating costs	76,9%	77,1%	77,2%	82,4%
Trading Margin	**23,1%**	**22,9%**	**22,8%**	**17,6%**
Adm. and Sales Expenses	22,0%	21,8%	21,8%	17,5%
Operating Results	**1,1%**	**1,1%**	**1,0%**	**0,1%**
Financial Income	0,0%	0,1%	0,1%	0,2%
Related Co..Invest. Profits	0,0%	0,0%	0,0%	0,0%
Other non-operating income	0,3%	2,5%	2,7%	1,8%
Related Comp. Invest. Losses	0,0%	0,0%	0,0%	0,0%
Lower Value Invest. Amortization	0,9%	0,9%	0,9%	0,8%
Financial Expenses	3,9%	4,0%	3,5%	2,1%
Other non-operating expenses	0,3%	0,1%	0,1%	0,3%
Price-level restatement	1,9%	2,0%	1,5%	0,5%
Non-Trading Income	**2,7%**	**0,4%**	**0,3%**	**0,7%**
Profit Before Tax	**1,6%**	**0,7%**	**0,7%**	**0,6%**
Income Tax	1,8%	0,1%	0,1%	0,6%
Consolidated (Loss) Profit	**0,3%**	**0,5%**	**0,7%**	**0,1%**
Minority Interest	0,0%	0,0%	0,0%	0,0%
Net Profit (Loss)	**0,3%**	**0,6%**	**0,7%**	**0,1%**
Higher Value Invest. Amortiz.	0,0%	0,0%	0,0%	0,0%
Profits (Loss) of the Period	**0,3%**	**0,6%**	**0,7**	**0,1%**